Exhibit 1
INTEROIL CORPORATION
10th Floor, Brunswick House
44 Chipman Hill
Saint John, NB
Canada E2L 4S6
MANAGEMENT INFORMATION CIRCULAR
SOLICITATION OF PROXIES
This management information circular (the “Circular”) is furnished in connection with the solicitation by management of InterOil Corporation of proxies to be used at the annual and special meeting (the “Meeting”) of holders of common shares (“Common Shares”) of InterOil Corporation to be held on Monday, June 25, 2007 at 10:00 a.m. (Toronto, Canada time) in the Sheraton Centre Hotel, 123 Queen Street West, Toronto, ON M5H 2M9, and at all adjournments of the meeting for the purposes set forth in the accompanying notice of meeting. In this circular, references to “we”, “us”, “our” and “InterOil” refer to InterOil Corporation and its subsidiaries, unless the context requires otherwise. It is expected that the solicitation of proxies will be made primarily by mail but proxies may also be solicited personally by our employees. The total cost of the solicitation will be borne by us. The information contained in this circular is given as at May 15, 2007 except where otherwise noted.
APPOINTMENT OF PROXIES
The persons named in the enclosed form of proxy accompanying this Circular are directors and/or officers of ours. Each shareholder has a right to appoint a person other than the persons specified in such form of proxy to attend and act for him on his behalf at the meeting. Persons appointed by a shareholder to act on his behalf at the meeting do not need to be a shareholder, director or officer of ours. The right to appoint an alternative proxy may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the reply envelope in the manner set forth in the accompanying notice of meeting.
To be valid, proxies must be dated, signed by the shareholder or the shareholder’s attorney authorized in writing, and received by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, Facsimile (416) 263-9524 or (866) 249-7775 at any time up to 9:00 am (local time) on the second to last business day preceding the date of the Meeting. Proxies may also be deposited with the Chairman of the Meeting at any time prior to the commencement of the Meeting or any adjournment or postponement thereof. An undated proxy will be deemed to be dated the date it is mailed.
REVOCATION OF PROXIES
A shareholder who has given a proxy may revoke it with an instrument in writing executed by him or his attorney authorised in writing by depositing such instrument: (i) at our registered office at 10th Floor, Brunswick House, 44 Chipman Hill, Saint John, NB, Canada E2L 4S6, Computershare Trust Company of Canada at the address provided under “Appointment of Proxies” at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof; (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment of the Meeting; (iii) with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment of the Meeting; (iv) by the Shareholder personally attending at the Meeting and voting the Common Shares represented by the proxy; or, if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation attending at the Meeting and voting such securities; or (v) in any other manner permitted by law.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES
The persons named in the enclosed form of proxy will vote, or withhold from voting, the Common Shares in respect of which they are appointed as proxy on any ballot that may be called for in accordance with the instructions of the shareholder who appointed them. In the absence of such instructions, such Common Shares will be voted in favour of each matter referred to in this Circular.
The enclosed form of proxy, when properly completed and signed, also confers discretionary authority upon the persons appointed to vote as they see fit with respect to amendments to, or variations of, matters identified in the notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Circular, we are not aware of any such amendments, variations or other matters.
RECORD DATE AND ENTITLEMENT TO VOTE
In accordance with the Business Corporations Act (New Brunswick) (“NBBCA”), each holder of record of our Common Shares as at May 18, 2007, the record date, will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting, except for the election of directors for which voting is cumulative as described below under “Business of the Meeting—Election of Directors.” To the extent that a holder has transferred any Common Shares after the record date and the transferee of such Common Shares establishes ownership of such shares and demands in writing, not later than 10 days before the Meeting or any adjournment thereof, to be included in the list of shareholders entitled to vote at the Meeting, the transferee, and not the shareholder of record as of May 18, 2007, will be entitled to vote such Common Shares at the Meeting.
VOTING BY NON-REGISTERED SHAREHOLDERS
The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of InterOil as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s own name on the records of InterOil. Such Common Shares will more likely be registered in the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of shares are registered in the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.
Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the proxy provided to Registered Shareholders, however, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically prepares a machine-readable voting instruction form, mails that form to the Beneficial Shareholders and asks Beneficial Shareholders to return the instruction forms to ADP. Alternatively, Beneficial Shareholders can either call ADP’s toll-free telephone number to vote their Common Shares or access ADP’s dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote Common Shares directly at the Meeting – voting instructions must be provided to ADP (in accordance with the instructions set forth on the ADP form) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the Registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.
All references to Shareholders in this Circular, the accompanying proxy, and the Notice are to Registered Shareholders unless specifically stated otherwise.
VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES
On May 18, 2007, we had 29,897,847 Common Shares issued and outstanding. To the knowledge of our directors and executive officers, as of May 18, 2007, the following persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of our issued and outstanding Common Shares:

	Number of	Percentage of
Name and Address	Common Shares	Common Shares
Phil Mulacek 20 Piper Trace The Woodlands, Texas 77380	6,866,376 (1)	22.96%

Note:
(1)	Includes 433,169 shares held by Petroleum Independent and Exploration Corporation, a corporation controlled by Mr. Mulacek, and 5,463,508 shares held by P.I.E. Group LLC, a company controlled by Mr. Mulacek.
BUSINESS OF THE MEETING
Presentation of the 2006 Financial Statements
InterOil’s financial statements for the fiscal years ended December 31, 2006 and December 31, 2005 have been forwarded to shareholders. No formal action will be taken at the Meeting to approve the financial statements, with the requirements of the NBBCA being met with the advance circulation of such financial statements. If any shareholders have questions respecting such financial statements, the questions may be brought forward at the Meeting.
Election of Directors
Our Articles of Amalgamation provide that we must have a minimum of four and a maximum of twelve directors as determined by a resolution of our board of directors (the “Board”). The number of directors is presently set at six. Directors elected at the meeting will serve until the next annual meeting of shareholders or, if earlier, until they resign, are removed or are disqualified. It is the intention of the persons named in the enclosed form of proxy, unless instructed otherwise, to vote FOR the election as a director of each proposed nominee listed below.

Our by-laws and current governing statute, the NBBCA, provide for cumulative voting for the election of directors such that each shareholder entitled to vote for the election of directors has the right to cast a number of votes equal to the number of Common Shares held by such shareholder multiplied by the number of directors to be elected, and may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. Each shareholder is entitled to cast a number of votes equal to the number of Common Shares held by the shareholder multiplied by six. The distribution of votes among the nominees shall be designated on the form of proxy. A vote in favour of the election of more than one nominee without an indication as to how the votes are to be distributed among the nominees shall mean that the votes are to be distributed equally among all nominees voted for by the shareholder. Unless otherwise directed, the persons named in the accompanying proxy will vote FOR all of the nominees as directors with the votes distributed equally among all nominees.
Our by-laws and the NBBCA further provide that a separate vote of shareholders shall be taken with respect to each nominee unless a resolution is passed unanimously permitting two or more persons to be elected by a single resolution. It is expected that at the Meeting a motion will be made in favour of such a resolution in order to permit the election of all six nominees by way of a single resolution and, if there are no further nominees for election such that the election of the directors by single resolution will note affect the result of the election. Management of InterOil intends to exercise the discretionary authority granted under the accompanying proxy to vote for such resolution.
We believe that all of the proposed nominees will be able to serve as directors if elected. However, if any of the proposed nominees are for any reason unable to serve as a director, the persons named in the proxy will use their discretion to vote for an alternative nominee.

The following table sets forth information with respect to all persons nominated for election as directors, each of whom is currently a director of ours, as provided by the directors.

				Number of
				Common
				Shares
				Beneficially
				Owned,
	Current Position		Director	Controlled or
Name and Residence	with InterOil	Principal Occupation(1)	Since	Directed
Phil E. Mulacek Texas, USA(2)	Chairman of the Board and Chief Executive Officer	Chief Executive Officer of InterOil	1997	6,866,376

Christian M. Vinson Queensland, Australia	Managing Director	Executive Vice President of Corporate Development of InterOil	1997	168,000

Roger N. Grundy Derbyshire, UK	Director	Managing Director of Breckland Ltd, a UK based engineering consulting firm	1997	132,700

Gaylen J. Byker(3)(4) Michigan, USA	Director	President of Calvin College, a liberal arts college in Grand Rapids, Michigan	1997	334,005

Edward Speal(4) Ontario, Canada	Director	President, BNP Paribas (Canada)	2003	17,300

Donald R. Hansen(4) Calgary, Canada	Director	Managing Director, Scotia Waterous	2006	Nil

Notes:
(1)	Each of the directors has held his position set forth under the heading “Principal Occupation” for at least five years.
(2)	Includes 433,169 shares held by Petroleum Independent and Exploration Corporation, a corporation controlled by Mr. Mulacek, and 5,463,508 shares held by P.I.E. Group LLC, a company controlled by Mr. Mulacek.
(3)	Includes 9,525 shares held by Asia Pacific Refinery Investment, Inc., 6,500 shares held by APRI, L.P., and 1,873,000 shares held by P.I.E. Group LLC. Dr. Byker is the sole shareholder of Asia Pacific Refinery Investment, Inc. and owns a limited partnership interest in APRI, LP. Asia Pacific Refinery Investment, Inc. is the sole general partner of APRI, LP. APRI, LP owns a membership interest in P.I.E. Group, LLC. The 1,873,000 shares included as beneficially owned by Dr. Byker represent all of the shares held by P.I.E. Group LLC that are allocable to APRI, LP’s membership interest. The shares listed as beneficially owned by Dr. Byker exclude 58,393 shares held by Calvin College. Dr. Byker is the President of Calvin College.
(4)	Each of Dr. Byker, Mr. Speal and Mr. Hansen serve on the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee.
The current term of office of each of the nominees as one of our directors will expire at the meeting. Additional information regarding the background of each of the nominees is contained in our Annual Information Form dated March 31, 2007.
Appointment of Auditor
Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers, Chartered Accountants, as our auditors to hold office until the next meeting of shareholders at a remuneration to be fixed by the directors. PricewaterhouseCoopers was first appointed as our auditor on June 6, 2005.

Proposed Continuance from New Brunswick to the Yukon Territory
InterOil is currently subject to the provisions of the NBBCA. It is proposed that InterOil be continued (the “Continuance”) under the Business Corporations Act (Yukon Territory) (the “YBCA”), a statute that the board believes is more modern and flexible, while at the same time not imposing any residency restrictions on the directors, which is important given that our operations are principally located outside of Canada in Papua New Guinea and we may require the appointment of directors who are not ordinarily resident in Canada. In particular, for example, the YBCA, unlike the NBBCA, does not require cumulative voting for directors. A comparison of the relevant differences between the NBBCA and the YBCA is attached as Appendix “A” to this Circular. The proposed Articles of Continuance of InterOil are attached as Appendix “B” to this Circular.
The Article of Continuance are typical of public company articles, in that they do not include restrictions on the issuances of securities by InterOil or pre-emptive rights granted to PIE Group, LLC or Commodities Trading International Corporation, as currently provided for in InterOil’s Articles of Amalgamation.
New By-Laws
Assuming InterOil is continued under the YBCA, our existing by-laws must be replaced to conform with the provisions of the YBCA. Therefore, shareholders are being asked to approve a special resolution, as part of Continuance Resolution, to approve a new by-law (“By-law No. 1”). The full text of the proposed By-law No. 1 is attached hereto as Appendix “C” to this Circular.
By-law No. 1 is typical of by-laws of public companies, in that they do not include a restriction on the ability of InterOil to issues securities in excess of 15% of the number of Common Shares outstanding in a 12 month period, as currently provided for in InterOil’s by-law. The decision regarding whether to issue securities, and the number of securities to be issued, will lie with the board of directors of InterOil, subject to any requisite regulatory approvals.
Procedural Steps
In order to continue under the YBCA, among other matters:
1.	the NBBCA requires InterOil to:
(a)	obtain the consent of the Director under the NBBCA to the proposed continuance, and

(b)	obtain the consent, by special resolution, of the shareholders of InterOil to the continuance under the YBCA;
2.	the YBCA requires InterOil to obtain the consent of the Yukon Registrar of Corporations to the continuance.
The continuance of InterOil under the YBCA is subject to regulatory approval, including the acceptance for filing of the continuance by the Toronto Stock Exchange (the “TSX”). InterOil has notified the TSX of the proposed Continuance and expects to receive the approval of the TSX if the Continuance Resolution is approved.
The Continuance must be authorized by a special resolution (the “Continuance Resolution”) passed by the holders of Common Shares. Accordingly, the Continuance Resolution must be approved by the affirmative vote of the not less than two-thirds of the votes cast in respect thereof at the Meeting. The continuance will take effect when those approvals are received, the board determines to proceed and on the issuance of the Certificate of Continuance by the Yukon Registrar of Corporations. The Continuance Resolution allows the board to determine not to proceed with the Continuance, at its sole discretion.

It is the view of the Board that the continuance of InterOil under the provisions of the YBCA is in the best interest of InterOil and will not adversely affect creditors or shareholders of InterOil and the Board therefore recommends that the shareholders of InterOil vote FOR the continuance of InterOil under the YBCA.
Unless otherwise directed, the persons named in the accompanying proxy will vote FOR the Continuance Resolution.
The following is the text of the Continuance Resolution to be considered by the shareholders at the Meeting:
IT IS RESOLVED as a special resolution that:
1.	InterOil Corporation (“InterOil”) is authorized to apply to the Registrar of Corporations (Yukon) under the YBCA for a certificate of continuance continuing InterOil under the YBCA, as if it had been a corporation incorporated under the YBCA;
2.	subject to the authorization of the Director under the NBBCA to the continuance and the issuance of the certificate of continuance, and without affecting the validity of the incorporation and existence of InterOil, InterOil adopt, in substitution for the existing articles of amalgamation, the form of articles of continuance substantially in the form attached as Appendix “B” to the Circular;
3.	on the date shown on the certificate of continuance, the articles of amalgamation of InterOil be amended by substituting therefor the articles of continuance substantially in the form attached as Appendix “B” to the Circular;
4.	any officer or director of InterOil is authorized to make any amendments to the articles of continuance of InterOil, necessary to make them conform to the laws of the Yukon or as otherwise deemed to be necessary or advisable;
5.	By-law No. 1, a copy of which is attached as Appendix “C” to this Circular, be passed as a by-law of InterOil and any one officer of InterOil are authorized and directed to sign By-law No. 1 on behalf InterOil;
6.	notwithstanding that this special resolution has been duly passed by the shareholders of InterOil, the directors of InterOil are authorized to withdraw the application for continuance and revoke this special resolution or any part thereof at any time prior to the endorsement by the Registrar of Corporations under the YBCA of a certificate of continuance and determine not to proceed with the continuance of InterOil in the Yukon contemplated in the this special resolution without further approval of the shareholders of InterOil; and
7.	any one officer or director of InterOil is authorized and directed, for and on behalf of InterOil, to execute and deliver all such documents and to do all such other acts or things as he may determine to be necessary or advisable to give affect to this resolution, including, without limitation, the execution and delivery of articles of continuance in the prescribed form to the Registrar of Corporations appointed under the YBCA, application to the Director under the NBBCA for the consent to the continuance, application to the TSX, for consent to the continuance and the execution of any such documents or the doing of any such other act or thing being conclusive evidence of such determination.
Rights of Dissenting Shareholders
Pursuant to Section 131 of the NBBCA, any registered holder (a “Dissenting Holder”) of Common Shares who dissents from the Continuance Resolution is entitled to be paid the fair value of his Common Shares in the manner set forth in Section 131 of the NBBCA, if the Continuance Resolution is implemented. A Dissenting

Holder is not entitled to object with respect to the Dissenting Holder’s Common Shares if the Dissenting Holder votes any of such Common Shares in favour of the Continuance Resolution. There is no right of partial dissent and, accordingly, a Dissenting Holder may dissent only with respect to all of the Common Shares held by him on behalf of any one beneficial owner that are registered in the name of such Dissenting Holder.
The procedures for dissenting from the Continuance Resolution are complicated and any Dissenting Holder who wishes to comply with them should consult with their legal advisors.
Shareholders should be aware that InterOil will carefully consider notices from Dissenting Holders and that the board of directors reserves the right to withdraw the Continuance Resolution from consideration at the Meeting at its discretion. If the Continuance Resolution is withdrawn by InterOil then there will be no basis for an action pursuant to Section 131 of the NBBCA or any other legislation and the Dissenting Holder will not be entitled to be paid the fair value of the Common Shares.
In many cases, shares beneficially owned by a non-registered holder are registered either: (i) in the name of an intermediary, or (ii) in the name of a clearing agency (such as CDS) of which the intermediary is a participant. Accordingly, a non-registered holder will not be entitled to exercise its Dissent Rights directly (unless the shares are re-registered in the non-registered holder’s name). A non-registered holder who wishes to exercise Dissent Rights should immediately contact the intermediary with whom the non-registered holder deals in respect of its shares and either: (i) instruct the intermediary to exercise the Dissent Rights on the non-registered holder’s behalf (which, if the Shares are registered in the name of CDS or other clearing agency, may require that such Shares first be re-registered in the name of the Intermediary), or (ii) instruct the intermediary to re-register such Shares in the name of the non-registered holder, in which case the non-registered holder would be able to exercise the Dissent Rights directly.
The following is a brief summary of Section 131 of the NBBCA, the full text of which is attached as Appendix “D” to this Circular.
A Dissenting Holder is required to send to InterOil a written objection to the Continuance Resolution at or prior to the Meeting. Objections received after that time will have no effect. The execution or exercise of a proxy, or a vote against the Continuance Resolution or any abstention there from, does not constitute a written objection. Within 10 days after the Continuance Resolution is adopted by the holders of Common Shares, InterOil must so notify the Dissenting Holder who is then required, within 20 days after the receipt of such notice, or if the Dissenting Holder does not receive such notice, within 20 days after the Dissenting Holder learns of the adoption of the Continuance Resolution, to send to InterOil a written notice containing the Dissenting Holder’s name and address, the number of Common Shares in respect of which the Dissenting Holder dissents and a demand for payment of the fair value of such Common Shares.
The Dissenting Holder must then, within 30 days after sending such written notice, send to InterOil the certificate(s) representing the Common Shares in respect of which the Dissenting Holder is exercising his or her right of dissent. If the transaction contemplated in the Continuance Resolution becomes effective, InterOil is required to determine the fair value of the Common Shares in respect of which such Dissenting Holder dissents and to make a written offer to pay such amount to the Dissenting Holder. If such offer is not made or not accepted, either party may apply to the Court to fix a fair value for the Common Shares of the Dissenting Holder. There is no obligation on InterOil to make such an application to the Court. If an application is made by either party, the Dissenting Holder will be entitled to be paid the amount fixed by the Court.
Ratification of Shareholder Rights Plan
At the Meeting, the shareholders of InterOil will be asked to vote in respect of an ordinary resolution ratifying the shareholders rights plan (the “Rights Plan”), which resolution requires approval by a majority of the votes cast at the Meeting in respect of the resolution. Management and the Board recommend that the shareholders ratify the Rights Plan.
Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the resolution ratifying the Rights Plan at the Meeting. The approval by Shareholders requires an ordinary resolution which means a favourable vote of a majority of the Common Shares voted in respect of the resolution at the Meeting.
In the event the necessary approval is not obtained, the TSX will require that the Rights Plan be rescinded or cancelled immediately following the Meeting.
InterOil adopted the Rights Plan by way of a shareholder rights plan agreement (the “Rights Agreement”) entered into between it and Computershare Investor Services Inc., as rights agent effective May 28, 2007. The TSX has provided its notice of conditional acceptance of the Rights Plan, subject to the satisfaction of certain ordinary-course conditions, one of which is that InterOil obtain shareholder approval of the Rights Plan within six months of its adoption. The Rights Plan is not being recommended in response to (or in contemplation of) any known take-over bid or other similar transaction.
We believe that the Rights Plan is an important tool for the protection of shareholders. It remedies certain limitations of the applicable securities legislation and creates the basis for a fair auction process if a bidder makes an offer for all of the Common Shares. Many TSX-listed issuers have adopted rights plans on a similar basis.
The Board believes that the Rights Plan offers the following key benefits.
Additional Time to Consider a Bid
Under Canadian securities laws, a party wishing to make a formal take-over bid for the outstanding Common Shares is required to leave the bid open for a minimum of 35 days. If ratified, the Rights Plan would effectively extend the time period during which a bid would be required to be left open to 60 days.
The additional time period during which a bid is required to be left open provides an opportunity for the Board to properly assess the merits of a bid and identify other possible bidders or other alternatives for InterOil. It also provides time for other bidders to come forward with competing, and potentially superior bids. This feature of the Rights Plan is particularly important to InterOil, which has complex operations that are located at great distance from many major financial centers.
Creeping Bids and Exempt Bids
Under Canadian securities laws, a party is exempt for the requirement to make a formal take-over bid if it acquires less than 5% of the Common Shares in a twelve month period or if it acquire shares from five or fewer persons for a price equal to less than 115% of the market price. If ratified, the Rights Plan would effectively require such persons to offer the same transaction to all shareholders once they own more than 20% of the Common Shares. This will ensure that all holders are able to participate in so called “exempt” acquisitions, not just those who happen to sell in the market or those who hold large positions.
Please Refer to Appendix “E” to this Circular for a summary of the Rights Plan. The complete text of the Rights Agreement establishing the Rights Plan is available on InterOil’s website at www.interoil.com and on the SEDAR website at www.sedar.com.
Permitted Bid
The Rights Plan utilizes the mechanism of the “Permitted Bid” (as defined in the Rights Agreement) to ensure that a person seeking control of InterOil allows shareholders and the Board adequate time to assess the bid. The purpose of the Permitted Bid is to allow a potential bidder to avoid the dilutive features of the Rights Plan by making a bid in conformity with the conditions specified in the Permitted Bid provisions. The Rights Plan should not deter a person seeking to acquire control of InterOil if that person is prepared to make a take-over bid pursuant to the Permitted Bid requirements or is prepared to negotiate with the Board. Otherwise, a person will likely find it impractical to acquire 20% or more of the outstanding Common Shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a Permitted Bid or on terms approved by the Board. When a person or group become an “Acquiring Person” (as defined in the Rights Agreement), the rights beneficially owned by those persons or their transferees become void thereby diluting their holdings. The possibility of such dilution is intended to encourage such a person to make a Permitted Bid or to seek to negotiate with the Board the terms of an offer which is fair to all shareholders.
The Rights Plan exempts from the definition of Acquiring Person any person who is the beneficial owner, as defined in the Rights Agreement, of more than 20% of the outstanding Common Shares determined as at the effective date of the Rights Agreement, provided that such person does not after the effective date of the Rights Agreement become the beneficial owner of additional Common Shares constituting 1% or more of the outstanding Common Shares of InterOil, other than pursuant to a Common Share Reduction, Permitted Bid Acquisition, an Exempt Acquisition, and a Pro Rata Acquisition (all as defined in the Rights Agreement) or as compensation for acting as an officer or director of the corporation. Phil Mulacek, the Chairman and Chief Executive Officer of InterOil, holds in excess of 20% of the issued and outstanding Common Shares and his holdings of in excess of 20% of the Common Shares is permitted by such grandfathering provisions.
The following is the text of the ordinary resolution to be considered by the shareholders at the Meeting:
“IT IS RESOLVED as an ordinary resolution that:
1.	the shareholder rights plan agreement between InterOil and Computershare Investor Services Inc. (“Computershare”) as rights agent substantially as described in the Management Information Circular and the issuance of the Rights as contemplated thereby is hereby ratified with such additions, deletions and other changes thereto as any one officer or director of the Corporation may consider necessary or advisable (including any changes requested by the TSX or Computershare);
2.	the Board of Directors may revoke this resolution before it is acted upon without further approval of the shareholders; and
3.	any one director or officer of InterOil be is authorized for and on behalf of InterOil to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, certificates, documents, directions, notices, acknowledgments and receipts and to perform and to do all such other acts and things as such director or officer in his or her discretion may consider to be necessary or advisable for the purposes of giving effect to this resolution.”

EXECUTIVE COMPENSATION
The following table sets forth all compensation paid to our Chief Executive Officer, our former Chief Financial Officer, our current Chief Financial Officer, all of our executive officers whose annual compensation exceeded C$150,000 (the “Named Executive Officers”) for the years ended December 31, 2006, 2005 and 2004.
SUMMARY COMPENSATION

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
						Shares or
					Securities	Units Subject
				Other Annual	Under	to Resale	LTIP	All other
Name and Principal		Salary	Bonus	Compensation	Options	Restrictions	Payouts	Compensation
Position	Year	(US$)	(US$)(1)	(US$)	Granted (#)(2)	(US$)	(US$)	(US$)
Phil Mulacek	2006	577,251	—	—	15,000	—	—	—
Chairman, and Chief	2005	184164	—	—	15,000	—	—	18,000
Executive Officer	2004	181,859	200,000	—	15,000	—	—	18,000
Thomas donovan(3)	2006	—	—	—	—	—	—	—
Former Chief	2005	164,907	—	—	10,000	—	—	—
Financial Officer	2004	123,713	30,000	—	30,000	—	—	—
Collin F. Visaggio(4) Chief Financial Officer	2006	264,400	37,841	—	90,000	—	—	—
Christian Vinson	2006	341,929	—	—	15,000	—	—	—
Director	2005	150,663	—	—	15,000	—	—	—
Business Development	2004	151,378	120,000	—	15,000	—	—	—
Peter Diezmann	2006	280,584	—	—	—	—	—	—
General Manager—Wholesale and	2005	293,770	18,186	47,620	30,000	—	—	—
Retail Distribution
William Jasper III President and Chief Operating Officer	2006	250,000	135,000	—	150,000	—	—	—

Notes:
(1)	Mr. Mulacek’s and Mr. Vinson’s 2004 bonuses were not paid until April 27, 2006.

(2)	As of May 18, 2007, we had not granted any stock appreciation rights.

(3)	Mr Donovan resigned as Chief Financial Officer of InterOil effective July 31, 2006.

(4)	Mr Visaggio was appointed Chief Financial Officer of InterOil effective October 26, 2006.
Stock Incentive Plan
The 2006 Stock Incentive Plan (the “Stock Plan”) was adopted and approved by shareholders at the meeting held May 10, 2006. The Stock Plan permits the Directors to grant incentive awards to directors, officers, employees and consultants, which include incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, and other stock based awards. Some of the incentive rights may require the satisfaction of performance based criteria in order to be payable to participants. Such rights are an important component of the total compensation package offered to employees and directors, reflecting the emphasis that InterOil places on motivating and rewarding superior results with long-term, performance based incentives.

The Stock Plan is administered by Compensation Committee of the Board. Subject to the terms of the Stock Plan, the Compensation Committee has the power to select the persons eligible to receive awards, the type and amount of incentive awards to be awarded, and the terms and conditions of such awards. The Compensation Committee has the authority to interpret the Stock Plan and establish, amend or waive rules necessary or appropriate for the administration of the Stock Plan.
No incentive stock options may be exercisable for more than ten years from the date of grant, or, in the case of an incentive stock option granted to an employee who owns or is deemed to own more than 10% of the outstanding Common Shares, five years from the date of grant.
The maximum number of Common Shares reserved for issuance issued under the Stock Plan is set at 2,000,000 Common Shares, representing 6.7% of the issued and outstanding Common Shares as at May 18, 2007. The maximum aggregate number of Common Shares issuable to any one person pursuant to incentive awards shall be 5% of the number of Common Shares outstanding at the time of the grant of an incentive award. The maximum number of Common Shares that may be issued to insiders (together with any other previously established or proposed share compensation arrangements) within any one-year period, may not exceed 10% of the number of outstanding shares and the number of Common Shares that may be issued to insiders, at any time, under the Stock Plan (together with any other previously established or proposed share compensation arrangements) may not exceed 10% of issued and outstanding Common Shares.
Rights under any award may not be transferred except by will or the laws of descent and distribution or a qualified domestic relations order. However, the Compensation Committee may, in its discretion, authorize in the applicable award agreement the transfer, without consideration, of all or a portion of a non-statutory stock option by a participant in the plan to family members, trusts and entities owned by family members.
Unless provided otherwise in the applicable award agreement, in the event of a change in control, as defined in the Stock Plan, all outstanding awards shall become 100% vested, free of all restrictions, immediately and fully exercisable, and deemed earned in full and payable as of the day immediately preceding the change in control.
Any Common Shares subject to an award under the Stock Plan that are forfeited or terminated, expire unexercised, lapse, or are otherwise cancelled in a manner such that the Common Shares covered by such award are not issued may again be used for awards under the Stock Plan. Only the net shares issued upon vesting of restricted stock and only shares issued as a result of a “cashless” exercise of a stock option or an incentive stock option shall be considered issued under the Stock Plan.
Under the Stock Plan, InterOil may issue Common Shares from treasury or purchase Common Shares on the open market or otherwise. The Board has the power and authority to terminate or amend the Stock Plan at any time; provided, however, the Board may not, without the approval of shareholders:
(i)	other than as a result of a dilutive event, increase the maximum number of shares which may be issued under the Stock Plan;
(ii)	amend the requirements as to the class of employees eligible to purchase Common Shares under the Stock Plan;
(iii) extend the term of the Stock Plan;
(iv)	increase the maximum limits on awards to covered employees as set for compliance with Section 162(m) of the United States Internal Revenue Code or applicable Treasury Regulations; or
(v)	decrease the authority granted to the Compensation Committee under the Stock Plan in contravention of Rule 16b-3 under the United States Securities Exchange Act of 1934. In addition, to the extent that the

Compensation Committee determines that the listing requirements of any national securities exchange or quotation system on which our Common Shares are then listed or quoted, or the United State Internal Revenue Code or regulations promulgated thereunder, require shareholder approval in order to maintain compliance with such listing requirements or to maintain any favorable tax advantages or qualifications, then the Stock Plan shall not be amended without shareholder approval. No amendment to the Stock Plan may adversely affect any rights of a holder of an outstanding award under the Stock Plan without such holder’s consent.
The period during which vested awards may be exercised following a termination of employment is as follows:
(i)	if a participant’s employment is terminated for any reason other than as a result death, disability, retirement or for cause, the vested portion of such award is exercisable for the lesser of the expiration date set forth in the applicable award agreement or 90 days after the date of termination of employment;
(ii)	in the event of the termination of participant’s employment for cause, all vested awards immediately expire;
(iii)	upon a participant’s retirement, any vested award shall expire on the earlier of the expiration date set forth in the award agreement for such award or one year after the date of retirement (three months in the case of incentive stock options); and
(iv)	upon the death or disability of a participant, any vested award shall expire on the earlier of the expiration date set forth in the award agreement or the one year anniversary date of the participant’s death or disability.
As at May 18, 2007, options to purchase 728,700 Common Shares have been granted under the Stock Plan, representing approximately 2.4% of the outstanding Common Shares and 1,271,300 Common Shares remain issuable thereunder (representing approximately 4.3% of the outstanding Common Shares). Only options have been granted under the Stock Plan as at the date hereof.
Stock Options
The Compensation Committee may grant as “non-statutory stock options” or “incentive stock options”; however, incentive stock options may only be granted to employees and consultants. A maximum of 500,000 Common Shares may be issued upon exercise of incentive stock options. The aggregate “Fair Market Value” of the Common Shares with respect to which incentive stock options become first exercisable by any participant during any calendar year cannot exceed $100,000. The Compensation Committee may fix any price as the purchase price per Common Share which may be purchased under a non-statutory stock option. The purchase price per Common Shares which may be purchased under an incentive stock option must be at least equal to the “Fair Market Value’’ of the Common Shares on the date of grant. In addition, while the Common Shares are listed on the TSX, the fair market value is equal to the volume weighted average trading price of the Common Shares on the TSEX for the five trading days immediately preceding the date of grant of the stock option. The volume weighted average trading price is calculated by dividing the total value of the Common Shares traded over the five day period by the total volume of Common Shares traded over the same period. The exercise price for Common Shares acquired on exercise of a stock option must be paid in cash, or, if approved by the Compensation Committee, delivery of the Common Shares that have been held by the optionee for at least six months with a Fair Market Value equal to the exercise price of the stock option, the withholding of shares that would otherwise be issuable upon exercise, participation in a “cashless exercise’’ arrangement, or payment of any other form of consideration acceptable to the Compensation Committee.

Stock Appreciation Rights (“SARs”)
A SAR provides the holder with the right to receive a payment in Common Shares equal to the excess of the fair market value of a specified number of Common Shares on the date the SAR is exercised over a SAR price specified in the applicable award agreement. The SAR price specified in an award agreement must be equal to or greater than the fair market value of the Common Shares on the date of the grant of the SAR.
Restricted Stock
An award of restricted stock is an award of Common Shares that is subject to restrictions or limitations as set forth in the Stock Plan and in the related award agreement. Restrictions may include the time or times within which such award may be subject to forfeiture and any performance goals which must be met. Except for the right to vote the Commons Shares (unless otherwise provided in the applicable award agreement) and limitations on transfer or limitation set forth in the applicable award agreement, holders of restricted stock shall have all of the rights of a shareholder, including, if provided in the applicable award agreement, the right to receive any dividends thereon. Unless otherwise provided in an award agreement, upon the termination of a participant’s employment the non-vested portions of all outstanding awards will terminate immediately.
The following table sets forth information regarding the grant of options to the Named Executive Officers during the year ended December 31, 2006.
OPTION GRANTS DURING THE YEAR ENDED DECEMBER 31, 2006

				Market Value of
		Percent of Total		Securities Underlying
	Securities	Options Granted	Exercise or Base	Options on the Date
	Under Options	to Employees in	Price	of Grant
Name	Granted (#)(1)	Financial Year	(US$/Security)	(US$/Security)(1)	Expiration Date
Phil Mulacek	15,000	2.1%	$13.67	$13.67	June 9, 2011
Thomas Donovan	—	—	—	—	—
Collin Visaggio	90,000	12.4%	$17.73	$17.73	October 20, 2011
Christian Vinson	15,000	2.1%	$13.67	$13.67	June 9, 2011
Peter Diezmann	—	—	—	—	—
William Jasper III	150,000	20.7%	$14.73	$14.73	August 28, 2011

Note:
(1)	The closing price of the Common Shares on the TSX on December 29, 2006 was $35.24 per Common Share.
The following table sets forth information regarding the exercise of options by, and the number and value of options held by, the Named Executive Officers during the year ended December 31, 2006.

AGGREGATED OPTION EXERCISES IN 2006 AND DECEMBER 31, 2006 OPTION VALUES

			Unexercised	Value of Unexercised In-
	Common	Aggregate	Options at Fiscal	the-Money Options at
	Shares	Value	Year-End	Fiscal Year-End
	Acquired on	Realised	Exercisable/	Exercisable/
Name	Exercise (#)	(US$)	Unexercisable (#)	Unexercisable (US$)(1)
Phil Mulacek	—	—	45,000/-	343,650/-
Thomas Donovan	30,000	601,200	-/-	-/-
Christian Vinson	—	—	45,000/-	343,650/-
Peter Diezmann	—	—	-/30,000	-/112,800

Note:
(1)	The closing price of the Common Shares on the TSX on December 30, 2006 was $35.24 per Common Share.
The following table provides information regarding our equity compensation plans as of December 31, 2006.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Number of securities
remaining available
	Number of securities			for future issuance
	to be issued upon	Weighted-averaged		under equity
	exercise of	exercise price of		compensation plans
	outstanding	outstanding options,		(excluding securities
	options, warrants and	warrants and rights		reflected in column
Plan Category	rights (a)	(b)		(a))
Equity compensation plans approved by securityholders	1,191,750	US$	17.55	1,271,300
Employment Agreements
Collin Visaggio
On October 26, 2006, we entered into a two year fixed term employment contract with Collin Visaggio as Chief Financial Officer. The agreement provides for a gross base annual salary of AU$326,400. Mr. Visaggio was granted options to purchase 90,000 common shares at an exercise price of US$17.73 pursuant to this agreement.
William Jasper III
On September 18, 2006, we entered into an initial three year employment contract with William Jasper III as President and Chief Operating Officer. The agreement provides for a net base salary of US$250,000 per year. The agreement provides that Mr. Jaspers base salary cannot be reduced without his consent but may be increased at the discretion of InterOil.
Mr. Jasper is, in addition to his base salary, also entitled to an annual bonus of US$110,000 for each annual fiscal year for the term of his employment. In the event that the employment period ends before the end of the bonus period, Mr. Jasper will be entitled to a pro rata portion of the annual bonus. Mr. Jasper is also entitled to receive a signing bonus of US$50,000 and a performance bonus payable quarterly of up to US$25,000 subject to satisfaction of performance criteria specified in the agreement.
Mr. Jasper was granted options to purchase 150,000 common shares at an exercise price of US$14.73 per share. The options have a term of 5 years and one third of the initial options will vest on the first, second and third anniversary of the date of his agreement and are issued in accordance with our 2006 Stock Incentive Plan. Mr. Jasper is also entitled to additional stock options to purchase up to 37,500 common shares on the second and third anniversary of the date of the agreement. The additional options will be issued at an exercise price equal to fair market value of the Company’s shares as at the date of the grant. Such options will have a term of three or four years, respectively and will vest on the third anniversary of the date of the agreement.
Under the agreement, either we or Mr. Jasper can terminate his employment contract by providing a Notice of Termination, at will, with or without cause, at any time subject to the terms of the agreement. If his contract is terminated, Mr. Jasper is entitled to the following:
(1)	accrued but unpaid salary through to the date of termination;

(2)	unpaid vacation days for that year which have accrued through to the date of termination; and

(3)	reimbursement of reasonable business expenses which were incurred but unpaid as of the date of termination.
Such salary and accrued vacation days shall be paid to Mr Jasper within five business days following the date of termination in a cash lump sum less applicable withholdings.
In addition to the severance payments above, in the event that during the term of employment Mr. Jasper’s employment is (i) involuntarily terminated by us except for “Cause”; (ii) is terminated due to “Disability” or “Retirement”; (iii) if he terminates his employment for “Good Reason”; or (iv) if he terminates his employment within 30 days of a Change of Control, then Mr Jasper will be entitled to be paid, in the aggregate, as additional compensation an amount equal to US$250,000, in any such event under (i), (ii) or (iii), or two and one-half times the current base salary and annual bonus, as a result of a termination by Mr. Jasper under clause (iv) (the “Additional Payment”).
We are required to pay Mr. Jasper the Additional Payment in a cash lump sum, net of applicable withholdings, not later than sixty calendar days following the date of termination. If Mr. Jasper terminates his employment as a result of a Change of Control under (iv) above, all options that have been granted to him will immediately vest and will be exercisable for a period of 60 days.
We are permitted to terminate Mr. Jasper’s employment contract for “Cause”. Cause includes conviction of an offence involving pecuniary dishonesty or sentencing to any period of imprisonment, acts of fraud or misappropriation, engagement in any material activity which directly competes with the business of InterOil or by failure to cure a breach of the agreement within a reasonable time.
Indebtedness of Directors and Officers
None of our current or former officers, directors or employees owed any amounts to us or any of our subsidiaries at any time during 2006 or as of May 13, 2006.
Compensation of Directors
Each of our directors, other than Dr. Folie, Dr. Byker and Mr. Vinson received an annual retainer of US$18,000 for serving as a director during 2006. During 2006, until his resignation effective October 1, 2006, Dr. Folie received US$29,500. Dr. Byker received US$34,000 and Mr. Vinson did not receive any additional compensation for serving as director. Directors were also reimbursed for travel and other out-of-pocket expenses incurred in connection with attending board and committee meetings. During 2006, each director was also granted, in connection with his duties as a director, options to purchase 15,000 Common Shares. Mr. Grundy was also compensated for serving as a consultant as described under “Interests of Informed Persons in Material Transactions.”
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Petroleum Independent and Exploration Corporation, a company controlled by Mr. Mulacek, our Chief Executive Officer, was paid a management fee of U.S.$150,000 during 2006. This management fee relates to Petroleum Independent and Exploration Company being appointed the general manager of our subsidiary, S.P. InterOil, LDC. The address for Mr. Mulacek and Petroleum Independent and Exploration Company is 25025 I-45 North, Suite 420, The Woodlands, TX 77380.
Breckland Limited provides technical and advisory services to us on normal commercial terms. Roger Grundy, one of our directors, is also a director and an officer of Breckland Limited and he provides consulting services to us as an officer of Breckland Limited. Breckland Limited was paid an aggregate U.S.$143,700.44 during 2006. The address for Mr. Grundy and Breckland Limited is Beech House, Steep Turnpike, Matlock DE4 3DP, England.
COMPOSITION OF THE COMPENSATION COMMITTEE
The Compensation Committee of our Board is composed of Dr. Byker, (the Chairman), Mr. Speal and Mr Hansen. All of the members of the Compensation Committee are independent directors as defined by National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). None of the members of the Compensation Committee have ever been an employee of ours, owed any amounts to us, or had an interest in any material transaction with us other than Dr. Byker who was employed for a short period with a predecessor company in 1995. During 2006, all material compensation matters were reviewed and approved by the Compensation Committee.
REPORT OF EXECUTIVE COMPENSATION
Our Compensation Committee is responsible for reviewing and approving the compensation arrangements for our Chief Executive Officer, senior executives and directors. The Compensation Committee also administers our incentive and equity-based compensation plans, such as our Stock Plan. In connection with the administration of these plans, the Compensation Committee makes recommendations regarding amendments to existing compensation plans and the adoption of new plans. The Compensation Committee’s role, composition, duties and responsibilities are set forth in its Charter which was approved by our Board.
Our executive compensation program is designed to be competitive with other companies in the oil and gas business that we view as competitors for business, employee talent, and shareholder investments. We also recognize the need to provide compensation that encourages pay for performance and greater executive focus on shareholder value. The fact that our company is still in its development stage and our refinery only recently commenced operations has been a significant factor in determining our approach to compensating senior management, including the Chief Executive Officer.
Our compensation package for senior executives is composed of three elements-base salaries, annual bonuses and options to acquire Common Shares. We have kept base salaries and cash bonuses as low as possible in order to conserve our cash. In order to align management’s interest with our shareholders, we have placed significant emphasis on option based compensation that promotes equity ownership by our management.

Base Salaries
Base salaries are designed to be at competitive levels and when combined with the other components of the compensation program, are set to attract and retain qualified executives and managers.
Cash Bonuses
During the year, cash bonuses were paid to executive officers listed in the summary for the amount of US$172,841. The decision to pay such bonuses (and their amount) will be made based upon an evaluation of our financial and operational performance during the relevant year.
Long-Term Incentives
Long-term incentive compensation provides a reward for business success in future years and, being based on performance, is linked to shareholders’ interests. We believe that equity ownership by our senior management is an essential feature of our compensation program. We grant long-term incentives periodically to promote alignment of officer interests with that of shareholders. In the future, this type of award could consist of performance stock, stock options or other equity or performance based compensation. Each year, the Compensation Committee determines the amount and proportion of each type of long-term incentive for each director, officer and key employees.
As in past years, during 2006 we relied heavily on grants of stock options to compensate directors, executive officers and key employees. The Compensation Committee generally subjects option grants to a vesting schedule and establishes the exercise price as the fair market value of our Common Shares on the date the options are granted. To determine the timing and amount of option awards, the Compensation Committee considers the fact that stock options constitute a considerable portion of the compensation package that we use to attract and retain qualified executives as well as the employee’s ability to influence our future performance. The Compensation Committee also takes into account the number of outstanding and unvested options held by an executive officer as well as the size of previous awards to such executive officer. We awarded options to purchase a total of 725,500 Common Shares during 2006.
Compensation of Our Chief Executive Officer
The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and evaluating our Chief Executive Officer’s performance in light of those goals and objectives. The Compensation Committee reviews and approves our Chief Executive Officer’s annual base salary, bonus, and option grants annually. This review process encompasses a number of factors, both quantitative and qualitative. The process includes consideration of our performance; the value of similar incentive awards to chief executive officers of comparable companies and to the awards given to the Chief Executive Officer in past years, so that a compensation program can be monitored for the Chief Executive Officer at a fair and competitive level, consistent with our corporation’s best interests. Some of the factors considered during 2006 included his continued quest to increase the value of our Common Shares, his leadership in the successful development of our company, and his success in raising needed capital.

Although the Compensation Committee does not assign any pre-determined weight to any specific factor, it considers all of them relevant to our past and future success. In 2006, our Chief Executive Officer’s base salary was increased to an amount of US$597,251 (in 2005 this amount was US$184,164). No bonus was paid during 2006.

As Submitted by the Compensation Committee:
Edward Speal
Gaylen Byker
Donald Hansen
PERFORMANCE GRAPH
The following graph compares the yearly percentage change for the five years ended December 31, 2006, in the cumulative total shareholder return on our Common Shares against the cumulative total return for the S&P/TSX Composite Index. The comparison of total return on an investment for each of the periods assumes that C$100 was invested on December 31, 2001 in our Common Shares, the S&P/TSX Composite Index, and that all dividends were reinvested.
Comparison of the Five Year Cumulative
Total Shareholder Return on Common Shares

	Years Ended December 31,
	2001	2002	2003	2004	2005	2006
S&P/TSX Composite Index	C$100	C$86.03	C$106.93	C$120.27	C$146.61	C$169.53
InterOil	C$100	C$166.25	C$455.38	C$547.03	C$387.43	C$437.89
STATEMENT OF CORPORATE GOVERNANCE PRACTICE
Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and the evaluation of the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of InterOil.
The Board believes that effective corporate governance is critical to our continued and long-term success by helping to maximize Shareholder value over time. The Board strongly believes that its commitment to sound corporate governance practices is in the best interests of its Shareholders and contributes to effective and efficient decision making.
The disclosure of InterOil’s corporate governance practices is presented pursuant to the requirements of NI 58-101 and is set forth at Appendix “F” to this Circular.
MANAGEMENT CONTRACTS
As described under “Interests in Material Transactions,” we pay a management fee to Petroleum and Independent Corporation of U.S.$150,000 per annum. Petroleum and Independent Corporation serves as the General Manager of S.P. InterOil, LDC, a subsidiary of ours established under the laws of the Commonwealth of The Bahamas. Under Bahamian corporate law, a sole general manager of a company is appointed by the members (shareholders) of the company and has the authority to manage the business and affairs of the company. The general manager of a company exercises all powers that would typically be exercised by a board of directors. Petroleum and Independent Corporation is owned by Mr. Mulacek, our Chairman and Chief Executive Officer, and members of his family.
ADDITIONAL INFORMATION
Additional information regarding us is available on SEDAR at www.sedar.com. Information regarding our business is provided in our current annual information statement. Financial information is provided in our comparative financial statements and management’s discussion and analysis for the year ended December 31, 2006. Securityholders may contact InterOil Corporation at 60 — 92 Cook Street, Portsmith, Queensland, Australia 4870 (attention Mr. Anesti Dermedgoglou, Vice President of Investor Relations) to obtain without charge copies of these documents and additional copes of this Circular.

APPENDIX “A”
COMPARISON OF YCBA AND NBCBA PROVISIONS RELATING
TO SHAREHOLDER RIGHTS AND PRIVILEGES
Upon the issuance of a certificate of continuance under the YBCA, the shareholders of the InterOil will be shareholders of a Yukon corporation. Generally, the YBCA and NBBCA provide the same level of protection to shareholders. The YBCA contains derivative actions, oppression remedies and appraisal procedures similar to those prescribed by the NBBCA. There are, however, differences between the YBCA and the NBBCA which will result in certain changes to the rights of shareholders of InterOil.
The following is a summary of the significant differences between the YBCA and NBBCA insofar as they may be regarded as affecting the rights of shareholders of InterOil. The following is a summary only and does not purport to be a comprehensive statement of the particulars of the actual statutory provisions to which reference is made.
Number of Directors
Under the YBCA a distributing corporation (which would include InterOil) must have a least three directors, at least two of whom are not officers or employees of the corporation or its affiliates. Under the NBBCA presently applicable to InterOil there is no minimum number of directors.
Qualifications of Directors
The requirements for a person to be a director are generally the same in both jurisdictions, although the NBBCA additionally prohibits a person from being a director who has been convicted of an offence within the past three years relating to the promotion, formation or management of a corporation of involving fraud.
Cumulative Voting
Pursuant to the NBBCA, the shareholders of InterOil have cumulative voting rights in the election of directors. Cumulative voting permits each shareholder entitled to vote at a meeting of shareholders to cast that number of votes equal to the number of votes attached to the shares held by him or her multiplied by the number of directors to be elected. The shareholder is entitled to cast all such votes in favour of one candidate for director or distribute them among the candidates in any manner. Cumulative voting is not required under the YBCA and the proposed articles of continuance do not provide for cumulative voting.
Auditors and Financial Statements
The NBBCA does not require a corporation to appoint an auditor or that financial statements be subject to audit. Further, under the NBBCA, financial statements can be prepared in accordance with generally accepted accounting principles applicable in jurisdictions other than Canada. Under the YBCA, a distributing corporation must appoint an auditor and financial statements must be prepared in accordance with the standards adopted by the Canadian Institute of Chartered Accountants. Further under the YBCA, a distributing corporation is required to appoint an audit committee and while the NBBCA does not contain a similar requirement, InterOil has at all material times had an audit committee.
Share Capital
Under the NBBCA, share capital may be specified as having a par value or no par value. InterOil has only no par value shares. Under the YBCA, there is no provision for par value shares.

Pre-Emptive Rights
Under the NBBCA, unless otherwise provided in the articles of a corporation, shareholders have pre-emptive rights in respect of the issuance of certain securities of a corporation. Under the YBCA, the granting of pre-emptive rights is permissive rather than mandatory. The present articles of InterOil exclude any pre-emptive rights arising under the NBBCA and the proposed articles of continuance similarly will not provide for any such rights.
Take-Over Bid Rules
The NBBCA provides that any person or corporation which offers to acquire shares which result in such person or corporation holding more than 50% of the outstanding shares of the corporation, must make an identical offer to all the shareholders of the corporation. The YBCA does not prescribe take-over bid rules and requirements except in cases where an offer is made to acquire all of the shares of any class. However an offer for the shares of InterOil will continue to be subject to applicable securities laws which provide a comprehensive code of rules governing take-over bids. Pursuant to these rules, in general terms any person who offers to acquire shares of InterOil which results in such person holding more than 20% of InterOil’s outstanding shares must make the offer to all shareholders.
Financial Assistance
Both the YBCA and the NBBCA restrict a corporation from giving financial assistance to shareholders and certain related parties by requiring the corporation to meet a solvency test. However under the NBBCA, the articles of a corporation may provide that such assistance can be given without reference to the solvency test. There is no similar provision under the YBCA.
Shareholder Proposals
The NBBCA provides that holders of not less than 10% of the voting shares of a corporation may submit a proposal with respect to the election of directors. The corresponding threshold under the YBCA is 5%.
Mandatory Solicitation of Proxies
The NBBCA contains no provisions relating to the mandatory solicitation of proxies. The YBCA provides that unless the corporation has less than 15 shareholders or unless all of the shareholders have waived the solicitation of proxies, the management of the corporation must provide a form of proxy together with the notice of such meeting to each shareholder who is entitled at that time to receive notice of the meeting. Further the YBCA prohibits the solicitation of proxies without the delivery of either a management proxy circular or a dissident’s proxy circular.
Requisition of Meeting by Shareholders
The NBBCA provides that holders of not less than 10% of the voting shares of a corporation may require the directors to hold a meeting. Under the YBCA, the corresponding threshold is 5%.
Dissent Rights
The YBCA and the NBBCA give shareholders substantially identical rights to dissent from resolutions effecting certain fundamental changes and to elect to receive the fair value of their shares. However under the NBBCA a corporation may apply to the court for an order that any proposed action will not give rise to dissent rights. No similar provision exists under the YBCA.

Investigations
Under the NBBCA, the holders of not less than 10% of the issued shares of any class of a corporation may apply to the Court for an order requiring that an investigation be made of a corporation or of any affiliated corporation. Under the YBCA, any security holder (which term includes any shareholder) may make such an application.

APPENDIX “B”
ARTICLES OF CONTINUANCE
YUKON
BUSINESS CORPORATION ACT
(Section 190)
Form 3-01
ARTICLES OF CONTINUANCE
1.	Name of Corporation:

INTEROIL CORPORATION

2.	The classes and any maximum number of shares that the Corporation is authorized to issue:

The attached Schedule “A” is incorporation into and forms part of these Articles of Continuance.

3.	Restrictions, if any, on share transfers:

There are no restrictions on share transfers.

4.	Number (or minimum and maximum number) of Directors:

Not less than three (3), nor more than fifteen (15).

5.	Restrictions, if any, on business the Corporation may carry on:

None.

6.	If change of Name effected, previous name:

Not applicable.

7.	Details of Incorporation:

Amalgamation of South Pacific Interoil Limited and Cybermind Group Inc., under the New Brunswick Business Corporations Act on May 29, 1997, under the name InterOil Corporation.

8.	Other provisions, if any:

The attached Schedule “B” is incorporated into and forms part of these Articles of Continuance.

9.	Date: , 2007

Signature:

Title

INTEROIL CORPORATION
SCHEDULE “A”
The classes and any maximum number of shares that the Corporation is authorized to issue:
The Corporation is authorized to issue an unlimited number of shares without nominal or par value and the authorized capital of the Corporation is to be divided into:
1.	Common shares which shall have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:
(a)	Voting
Holders of Common shares shall be entitles to vote at any meeting of the shareholders of the Corporation and have one vote in respect of each Common share held by them.
(b)	Dividends
Holders of Common shares shall be entitled to receive, out of all profits or surplus available for dividends, any dividend declared by the Corporation on the Common shares.
(c)	Participation in Assets on Dissolution
In the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, holders of Common shares shall be entitled to receive the remaining property of the Corporation.

2.	Preferred shares which shall have attached thereto the following rights, privileges, restrictions and conditions:
(a)	the Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by unanimous resolution of the directors of the Corporation; and

(b)	subject to the provisions of the Business Corporations Act (Yukon), the directors of the Corporation may by unanimous resolution fix from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions attaching to each series of the Preferred Shares.

INTEROIL CORPORATION
SCHEDULE “B”
Other provisions, if any:
1.	A meeting of the shareholders of the Corporation may, in the directors’ unfettered discretion, be held at any location in North America, Europe, Asia, South America, Australia and Africa specified by the directors in the notice of such meeting.
2.	The directors may, between meetings of the shareholders, appoint one or more additional directors of the Corporation to serve until the next annual meeting of shareholders, but the number of additional directors shall not at any time exceed one third of the number of directors who held office at the expiration of the last annual meeting of the shareholders, provided that the total number of directors shall not exceed the maximum number of directors fixed pursuant to the Articles.

APPENDIX “C”
BY-LAW
BY-LAW NO. 1
A By-law relating generally to the transaction of the business and affairs of INTEROIL
CORPORATION (the “Corporation”)
SECTION ONE — INTERPRETATION
1.1 Interpretation. Words and expressions defined in the Business Corporations Act, Revised Statutes of the Yukon 2002, Chapter 20 as amended as of the date hereof (the “Act”) have the same meanings when used in the By-laws. Words importing the singular number include the plural and vice versa and words importing gender include masculine, feminine and neuter genders as required by the context.
1.2 Conflict with Act or Articles. The By-laws are subject to the provisions of the Act and the articles of the Corporation and in the event of conflict between the provisions of any By-laws and the provisions of the Act or the articles, the provisions of the Act or the articles shall prevail over the By-laws.
1.3 Headings. The headings and indices used in the By-laws are inserted for convenience of reference only and do not affect the interpretation of the By-laws or any part thereof.
SECTION TWO — BUSINESS OF THE CORPORATION
2.1 Corporate Seal. The Board of Directors of the Corporation (the “Board”) may adopt and change a corporate seal which shall contain the name of the Corporation and the Board may cause to be created as many duplicates thereof as the Board shall determine.
2.2 Execution of Instruments. The Board may from time to time direct the manner in which, and the person or persons by whom, any particular document or class of documents may or shall be signed and delivered. In the absence of a directors’ resolution concerning the execution of any particular documents, documents shall be signed and delivered on behalf of the Corporation by any one director or officer.
2.3 Banking and Financial Arrangements. The banking and financial business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board. Such banking and financial business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe or authorize.
2.4 Voting Rights in other Bodies Corporate. Any director or officer of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the person executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.
2.5 Withholding Information from Shareholders. Subject to the provisions of the Act or other applicable law, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation’s business which, in the opinion of the Board, it would be inexpedient in the interests of the shareholders or the Corporation to communicate to the public. Subject to the Act and applicable law, the Board may from time to determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation shall be open to the inspection of shareholders and no shareholder shall have any right of inspection of any account, record or document of the Corporation except as conferred by the Act, other applicable law or authorized by the Board or by resolution passed at a general meeting of shareholders.
SECTION THREE — DIRECTORS AND BOARD
3.1 Calling of Meeting. Meetings of the Board shall be held from time to time and at such place as the Board, the Chairman of the Board, the Chief Executive Officer, any officer designated by the Board or any two directors may determine.
3.2 Notice of Meetings. Notice of the time and place of Board meetings shall be given to each director in the manner provided by this By-law not less than 48 hours before the time of the meeting.
3.3 Waiver of Notice. Notice of any meeting of directors or of any committee of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by fax addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at any meeting of directors or of any committee of directors is a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
3.4 Omission of Notice. The accidental omission to give notice of any meeting of directors or of any committee of directors to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at such meeting.
3.5 Telecommunication. A director may participate in a Board meeting or a meeting of a committee of directors by means of telephone or other communication facilities that permit all directors participating in the meeting to hear each other.
3.6 Quorum. A quorum for Board meetings shall be a majority of the directors present in person or by telecommunication. If a quorum is not present within 15 minutes of the time fixed for the holding of the meeting, the meeting shall be adjourned for not less than 24 hours and notice of the time and place of the adjourned meeting shall be given to each director not less than 12 hours before the time of the adjourned meeting. If a quorum is not present within 15 minutes of the time fixed for the holding of the adjourned meeting, those directors present in person or by telecommunication shall constitute a quorum for the purpose of the adjourned meeting.
3.7 First Meeting of New Board. Provided a quorum of directors is present, each newly elected Board may, without notice, hold its first meeting immediately following the meeting of shareholders at which such Board is elected.
3.8 Regular Meetings. The Board may appoint a day or days in any month or months and a place and hour for regular meetings of the Board. A copy of any resolution of the Board fixing the day or days, the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.
3.9 Casting Vote. At all Board meetings, each director shall have one vote and every question shall be decided by a majority of votes cast on each question. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote in addition to the vote to which he may be entitled as a director.

3.10 Chairman. The chairman of any meeting of the Board shall be the first mentioned of such of the following officers as have been appointed and who is also a director and who is present at the meeting:
(a)	the Chairman of the Board;

(b)	Chief Executive Officer;

(c)	the President;

(d)	the Chief Operating Officer; or

(e)	any Vice-President (and where more than one Vice-President is present at the meeting, then the priority to act as chairman as between them shall be in the order of the seniority of the office of Vice-President).
If no such officer (as have been appointed and who is also a director) is present within 15 minutes from the time fixed for the holding of the meeting of the Board, the persons present shall choose one of their number then present to be chairman of that meeting.
3.11 Committees of Directors. Unless otherwise ordered by the Board each committee of directors shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.
3.12 Remuneration and Expenses. The directors shall be paid such remuneration for their services as the Board may from time to time determine. The directors shall also be entitled to be reimbursed for travel expenses and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.
3.13 Resolution in Lieu of Meeting. A resolution in writing, signed (or otherwise authorized in a manner approved by the Board) by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors. A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of directors, and signed by all the directors entitled to vote at that meeting, satisfies all the requirements of the Act and this by-law relating to meetings of directors.
SECTION FOUR — OFFICERS
4.1 Appointment. The Board may, from time to time, appoint any or all of a Chairman of the Board, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary, a Treasurer and such other officers as the Board may determine, including one or more assistants to any of the officers so appointed. Subject to those powers and authority which pursuant to the Act may only be exercised by the directors, the officers of the Corporation may exercise, respectively, such powers and authority and shall perform such duties, in addition to those specified in the By-laws, as may from time to time be prescribed by the Board. Except for the Chairman of the Board an officer may, but need not be, a director.
4.2 Delegation. In case of the absence of any officer or employee of the Corporation or for any other reason that the Board may deem sufficient, the Board may delegate the powers and authority of such officer or employee to any other officer or employee or to any director of the Corporation.

4.3 Agents and Attorneys. The Board, the Chairman of the Board or the Chief Executive Officer may also from time to time appoint other agents, attorneys, officers and employees of the Corporation within or without Canada, who may be given such titles and who may exercise such powers and authority (including the power of subdelegation) and shall perform such duties of management or otherwise, as the Board may from time to time prescribe.
4.4 Chairman of the Board. The Chairman of the Board shall be a director of the Corporation. The Chairman of the Board shall preside at all meetings of the Board and meetings of shareholders at which he is present and may exercise such other powers and authority and shall perform the duties which may from time to time be prescribed by the Board.
4.5 Chief Executive Officer. The Chief Executive Officer shall, except as may be otherwise specified by the Board, and, subject to the authority of the Board, be responsible for the general supervision of the business and affairs of the Corporation and shall have such other powers and duties as the Board may specify. During the absence or disability of the Chairman of the Board, or if no Chairman of the Board has been appointed, in the event the Chief Executive Officer is a director of the Corporation, the Chief Executive Officer shall, when present, preside as chairman at all meetings of directors and at all meetings of shareholders.
4.6 Vice-Presidents and Other Officers. The Vice-President and other officers of the Corporation may exercise such powers and authority and shall perform such duties as may from time to time be prescribed by the Board.
4.7 Secretary. Except as may be otherwise determined from time to time by the Board, the Secretary shall attend and be the secretary to all meetings of the Board, shareholders and committees of the Board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings at such meetings. The Secretary shall give or cause to be given as and when instructed all notices to shareholders, directors, officers, auditors and members of committees of the Board. The Secretary shall be the custodian of the corporate seal, if any, of the Corporation and shall have charge of all books, papers, reports, certificates, records, documents, registers and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose and may exercise such other powers and authority and shall perform such other duties as may from time to time be prescribed by the Board or by the Chief Executive Officer.
4.8 Variation of the Powers and Duties. The Board may from time to time vary, add to or limit the powers, authority and duties of any officer.
4.9 Removal and Discharge. The Board may remove any officer of the Corporation, with or without cause, at any meeting called for that purpose and may elect or appoint others in their place or places.
4.10 Term of Office. Each officer appointed by the Board shall hold office until a successor is appointed, or until his earlier resignation or removal by the Board.
4.11 Terms of Employment and Remuneration. The terms of employment and the remuneration of officers appointed by the Board shall be settled by the Board from time to time.
4.12 Fidelity Bonds. The Board, the Chairman of the Board or the Chief Executive Officer may require such officers, employees and agents of the Corporation as it deems advisable to furnish bonds for the faithful performance of their powers and duties, in such form and with such surety as it may from time to time determine.
SECTION FIVE — INDEMNIFICATION
5.1 Indemnification of Directors and Officers Against Actions by Third Parties. Except in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of that Corporation or body corporate, if:
(a)	He acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)	In the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.
5.2 Indemnification of Directors and Officers Against Actions by the Corporation. The Corporation shall, with the approval of the Supreme Court of the Yukon Territory, indemnify a person referred to in paragraph 5.1 in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, to which he is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with the action if he fulfills the conditions set out in subparagraphs 5.1(a) and (b).
5.3 Right of Indemnity not Exclusive. The provisions for indemnification contained in the By-laws shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any By-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to an action in his official capacity and as to an action in any other capacity while holding such office. This section shall also apply to a person who has ceased to be a director or officer, and shall enure to the benefit of the heirs and legal representatives of such person.
5.4 Insurance. Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of its directors and officers as the Board may from time to time determine.
SECTION SIX — SHARES
6.1 Options. The Board may from time to time grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, provided that no share shall be issued until it is fully paid as provided in the Act.
6.2 Non-recognition of Trusts. The Corporation shall treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise a right of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation’s records or on the share certificate.
6.3 Joint Shareholders. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.
6.4 Agent. The directors may from time to time by resolution appoint or remove (i) one or more trust companies registered under the relevant law as its agent or agents to maintain a central securities register or registers or (ii) an agent or agents to maintain a branch securities register or registers for the Corporation.
6.5 Dealings with Registered Holder. Subject to the Act, the Corporation may treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of an owner of the security.

SECTION SEVEN — DIVIDENDS AND RIGHTS
7.1 Dividend Cheques. A dividend payable in cash shall be paid by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which a dividend has been declared, and mailed by prepaid ordinary mail to such registered holder at the address shown in the records of the Corporation, unless such holder otherwise directs. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.
7.2 Joint Shareholders. In the case of joint holders, a cheque for payment of dividends, bonuses, returns of capital or other money payable, shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at the address shown in the records of the Corporation.
7.3 Non-Receipt of Cheques. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case.
7.4 Unclaimed Dividends. Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.
SECTION EIGHT — MEETINGS OF SHAREHOLDERS
8.1 Annual Meetings. The annual meeting of shareholders shall be held at such time in each year and, subject to the articles of the Corporation, at such place as the Board, or failing it, the Chairman of the Board or the Chief Executive Officer, may from time to time determine.
8.2 Time for Deposit of Proxies. The Board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice, or if no such time is specified in such notice, unless it has been received by the Secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.
8.3 Persons Entitled to be Present. The only persons entitled to be present at a meeting of the shareholders shall be those persons entitled to vote thereat, the directors and auditor (if any) of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or By-laws to be present at the meeting. Any other persons may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.
8.4 Quorum. A quorum of shareholders is present at a meeting of shareholders, irrespective of the number of persons actually present at the meeting, if the holder or holders of five percent (5%) of the shares entitled to vote at the meeting are present in person or represented by proxy. No business shall be transacted at any meeting unless the requisite quorum is present at the time of the transaction of such business.
8.5 Adjournment. Should a quorum not be present at any meeting of shareholders, those present in person or by proxy and entitled to vote shall have power to adjourn the meeting for a period of not more than 30 days without notice other than announcement at the meeting. At any such adjourned meeting, provided a quorum is present, any business may be transacted which might have been transacted at the meeting adjourned. Notice of meetings adjourned for more than 30 days and for more than an aggregate of 90 days shall be given as required by the Act.

8.6 Chairman. The chairman of any meeting of the shareholders shall be the first mentioned of such of the following officers as have been appointed, who is a shareholder and who is present at the meeting:
(a)	the Chairman of the Board;

(b)	the Chief Executive Officer;

(c)	any Vice-President (and where more than one Vice-President is present at the meeting, then the priority to act as chairman as between them shall be in the order the seniority of their office of Vice-President).
If no such officer is present within 15 minutes from the time fixed for the holding of the meeting of the shareholders, the persons present and entitled to vote shall choose one of their number then present to be chairman of that meeting.
8.7 Secretary of Meeting. If the Secretary of the Corporation is absent, the chairman of a meeting of shareholders shall appoint some person, who need not be a shareholder or proxyholder, to act as secretary of the meeting.
8.8 Chairman’s Casting Vote. At any meeting of shareholders every question shall be determined by the majority of the votes cast on the question. In the case of an equality of votes at a meeting of shareholders, the chairman of the meeting shall not be entitled to a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder.
8.9 Chairman’s Declaration. At any meeting of shareholders, unless a ballot is demanded, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.
8.10 Voting by Ballot. If a ballot is demanded by a shareholder or proxy holder entitled to vote at a shareholder’s meeting and the demand is not withdrawn, the ballot upon the motion shall be taken in such manner as the chairman of the meeting shall direct. Upon a ballot each shareholder who is present in person or represented by proxy shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles. The declaration by the Chairman of the meeting that the vote upon the question has been carried, or carried unanimously or by a particular majority, or lost or not carried by a particular majority and an entry in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of votes recorded in favour of or against any resolution or question.
8.11 Scrutineers. The chairman or the secretary at any meeting of the shareholders or the shareholders or proxyholders then present may appoint one or more scrutineers, who need not be shareholders or proxyholders, to count and report upon the results of the voting which is done by ballot.
SECTION NINE — NOTICES
9.1 Notices. In addition to any other method of service permitted by the Act, any notice or document required by the Act, the regulations, the articles or the By-laws may be sent to any person entitled to receive same in the manner set out in the Act for service upon a shareholder or director and by email or by any means of telecommunication with respect to which a written record is made. A notice sent by means of email or telecommunication shall be deemed to have been given on the business day upon which the written record is made.

9.2 Notice to Joint Shareholders. If two or more persons hold shares jointly, notice may be given to one of such persons and such notice shall be sufficient notice to all of them.
9.3 Change of Address. The Secretary or Assistant Secretary may change or cause to be changed the address in the records of the Corporation of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by him to be reliable.
9.4 Signature on Notice. The signature on any notice to be given by the Corporation may be lithographed, written, printed or otherwise mechanically reproduced.
9.5 Proof of Service. A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the sending of any notice or document to any shareholder, director, officer or auditor or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.
SECTION TEN — EFFECTIVE DATE AND AMENDMENT
10.1 Effective Date. This By-law is effective from the date of the resolution of the Board adopting same and shall continue to be effective, unless amended by the Board, until the next meeting of shareholders of the Corporation, whereupon if same is confirmed or confirmed as amended, this By-law shall continue in effect in the form in which it was so confirmed.
10.2 Amending By-law. The Board may by resolution amend or repeal this By-law and such amendment or repeal shall have force and effect unless rejected by ordinary resolution of the shareholders entitled to vote at an annual general meeting.

APPENDIX “D”
SECTION 131 OF THE NEW BRUNSWICK BUSINESS CORPORATIONS ACT
131(1) Subject to sections 132 and 166, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 128(4) (d) that affects the holder or if the corporation resolves to:
(a)	amend its articles under section 113 to add, change or remove restrictions on the transfer of shares of a class or series of the shares of the corporation;
(b)	amend its articles under section 113 to add, change or remove any restriction upon the business or businesses that the corporation may carry on;
(c)	amend its articles under section 113 to provide that meetings of the shareholders may be held outside New Brunswick at one or more specified places;
(d) amalgamate with another corporation, otherwise than under section 123;
(e) be continued under the laws of another jurisdiction under section 127; or
(f) sell, lease or exchange all or substantially all its property under subsection 130(1).
131(2) A holder of shares of any class or series of shares entitled to vote under section 115 may dissent if the corporation resolves to amend its articles in a manner described in that section.
131(3) In addition to any other right he may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which he dissents becomes effective, or an order is made under subsection 128(5), to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the day before the resolution is adopted or an order is made, but in determining the fair value of the shares any change in value reasonably attributable to the anticipated adoption of the resolution shall be excluded.
131(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
131(5) A dissenting shareholder shall send to the registered office of the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of his right to dissent.
131(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has sent the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn his objection.
131(7) A dissenting shareholder shall, within twenty days after he receives a notice under subsection (6), or, if he does not receive such notice, within twenty days after he learns that the resolution has been adopted, send to the corporation a written notice containing:
(a)	his name and address;

(b)	the number and class of shares in respect of which he dissents; and

(c)	a demand for payment of the fair value of such shares.
131(8) Not later than the thirtieth day after the sending of a notice under subsection (7), a dissenting shareholder shall send the certificates representing the shares in respect of which he dissents to the corporation or its transfer agent.
131(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.
131(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.
131(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares as determined under this section except where:
(a)	the dissenting shareholder withdraws his notice before the corporation makes an offer under subsection (12);
(b)	the corporation fails to make an offer in accordance with subsection (12) and the dissenting shareholder withdraws his notice; or
(c)	the directors revoke a resolution to amend the articles under subsection 113(2), terminate an amalgamation agreement under subsection 122(6), abandon an application for continuance under subsection 127(5), or abandon a sale, lease or exchange under subsection 130(7), in which case his rights as the holder of the shares in respect of which he had dissented are reinstated as of the date he sent the notice referred to in subsection (7), and he is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that have been endorsed in accordance with subsection (10), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.
131(12) A corporation shall, not later than fourteen days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice:
(a)	a written offer to pay for his shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or
(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.
131(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.
131(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

131(15) Where a corporation fails to make an offer under subsection (12) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the Court may allow, apply to the Court to fix a fair value for the shares of any dissenting shareholder.
131(16) If a corporation fails to apply to the Court under subsection (15), a dissenting shareholder may apply to the Court for the same purpose within a further period of twenty days or within such further period as the Court may allow.
131(17) If a corporation fails to comply with subsection (12), then the costs of a shareholder application under subsection (16) are to be borne by the corporation unless the Court otherwise orders.
131(18) Before making application to the Court under subsection (15) or not later than seven days after receiving notice of an application to the Court under subsection (16), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,
(a)	has sent to the corporation the notice referred to in subsection (7), and
(b)	has not accepted an offer made by the corporation under subsection (12), if such offer was made, of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in paragraphs (a) and (b), within three days after he satisfies such conditions.
131(19) All dissenting shareholders who satisfy the conditions set out in paragraphs (18) (a) and (b) shall be deemed to be joined as parties to an application under subsection (15) or (16) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the Court in the proceedings commenced by the application.
131(20) Upon an application to the Court under subsection (15) or (16), the Court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the Court shall then fix a fair value for the shares of all dissenting shareholders.
131(21) The Court may in its discretion appoint one or more appraisers to assist the Court to fix a fair value for the shares of the dissenting shareholders.
131(22) The final order of the Court in the proceedings commenced by an application under subsection (15) or (16) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in paragraphs (18)(a) and (b).
131(23) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.
131(24) Where subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.
131(25) Where subsection (26) applies, a dissenting shareholder, by written notice delivered to the registered office of the corporation within thirty days after receiving a notice under subsection (24), may:

(a)	withdraw his notice of dissent, in which case the corporation shall be deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder; or
(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.
131(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:
(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or
(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.
131(27) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1), the Court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (3), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance with such terms and conditions as the Court thinks fit and notice of any such application and a copy of any order made by the Court upon such application shall be served upon the Director.
131(28) The Director may appoint counsel to assist the Court upon the hearing of an application under subsection (27).

APPENDIX “E”
SUMMARY OF KEY TERMS OF THE RIGHTS PLAN
This summary of the Rights Plan is qualified in its entirety by reference to the text of the Rights Agreement. In the event of any conflict or inconsistency between the summary in the Information Circular and this Appendix “E” and the Rights Agreement, the Rights Agreement governs. A copy of the Rights Agreement can be obtained by contacting the Assistant Corporate Secretary of InterOil at PO Box 6567, Cairns, Queensland, Australia 4870 and is available at www.sedar.com.
Overview of the Operation of the Rights Plan
InterOil issued Rights to its shareholders pursuant to the terms of the Rights Agreement with the Rights Agent upon adoption of the Rights Plan. At which time one Right was deemed to have been distributed for each Common Share and can only be transferred with that Common Share until and unless a “Flip-in Event” occurs. Further, the Rights are not exercisable until and unless a Flip-in Event occurs. The issuance of the Rights will not change the manner in which shareholders currently trade their Common Shares.
A Flip-in Event would occur if a person or company were to become an “Acquiring Person”, that is, the person or company acquired beneficial ownership of at least 20% of the Common Shares other than pursuant to certain exceptions such as a “Permitted Bid” or an “Exempt Acquisition”. If the person or company acquires Common Shares under a Permitted Bid or Exempt Acquisition or one of the other specified exceptions, they are not considered to be an Acquiring Person and no Flip-in Event occurs.
The Shareholder Rights Plan exempts from the definition of Acquiring Person any person who is the beneficial owner, as defined in the Rights Agreement, of more than 20% of the outstanding Common Shares determined as at the effective date of the Rights Agreement, provided that such person does not after the effective date of the Rights Agreement become the beneficial owner of additional Common Shares constituting 1% or more of the outstanding Common Shares of InterOil, other than pursuant to a Common Share Reduction, Permitted Bid Acquisition, an Exempt Acquisition and a Pro Rata Acquisition (all as defined in the Rights Plan) or as compensation for acting as an officer or director of the Corporation.
If a person or company does become an Acquiring Person each Right then entitles each holder — other than the Acquiring Person — to purchase Common Shares of InterOil at a 50% discount to the market price at the time of exercise.
The Acquiring Person is not permitted to exercise its Rights. The Rights Plan provides that the Acquiring Person’s Rights become null and void when the Flip-in Event occurs.
The Rights Plan also provides that InterOil’s Board may either waive the Rights Plan or redeem the Rights at a minimal price in certain circumstances. The Rights Plan thereby encourages unsolicited bidders to either make a “Permitted Bid” or to approach the Board with their offer and attempt to convince the Board to either waive the Flip-in Event (i.e., an Exempt Acquisition) or to redeem the Rights. If the offer is coercive or inadequate, the Board can choose not to cooperate with the bidder and not to agree to waive the Rights Plan or redeem the Rights.
The Rights Plan is not intended to interfere with any future financing transactions that InterOil may wish to implement, including any future issuance of equity securities, unless it results in the issuance of more than 20% of the Common Shares to one person. The issue of Rights will not affect reported earnings or cash flow per share until and unless the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. InterOil can continue to conduct its existing business in the ordinary course on the same terms as if the Rights Plan had not been implemented.

The adoption of the Rights Plan will not change the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation. In the event of a take-over bid or similar transaction, the Board will continue to have the right and responsibility to take such action and to make such recommendations to shareholders as are considered necessary or appropriate.
InterOil may, prior to the date of the Meeting, and without the approval of the shareholders, supplement, amend, vary or delete any of the provisions of the Rights Agreement and may, after the date of the Meeting (provided the Rights Agreement is approved by the shareholders at the Meeting) with the prior approval of shareholders (or the holders of Rights if the “Separation Time” has occurred), supplement, amend, vary or delete any of the provisions of the Rights Agreement. InterOil may also make amendments to the Rights Agreement at any time to correct any clerical or typographical error or, subject to ratification at the next meeting of shareholders and approval of the TSX, make amendments which are required to maintain the validity of the Agreement due to changes in applicable law.
Summary of Certain Terms of the Rights Plan
Creation and Issue of Rights
The Rights Plan will be created by InterOil entering into the Rights Agreement with the Rights Agent. Pursuant to the Rights Agreement, InterOil will issue one Right for each Common Share of InterOil outstanding at the close of business on the effective date will be issued for each additional Common Share issued thereafter but prior to the “separation time” as defined below or the expiry of the Rights. If the Rights Plan is approved by the shareholders at the Meeting, any certificates issued for Common Shares after the date of the Meeting (but prior to the close of business at the “separation time” or the expiry of the rights), will include a legend evidencing the Rights. However, certificates representing Common Shares that are issued prior to the Meeting, do not require a legend to evidence the Rights.
Term of Rights Plan
The Rights Plan will expire on a date that is three years from the effective date of the Rights Plan unless it is extended with shareholder approval. If it is extended, it will continue for another three years.
Flip-in Event
A Flip-in Event occurs when a person or company becomes an Acquiring Person. When the Flip-in Event occurs all Rights holders, other than the Acquiring Person, are entitled to purchase Common Shares of InterOil at a 50% discount to their market price.
Acquiring Person
An Acquiring Person is a person or company who, at any time after the date of the Rights Agreement, is the beneficial owner of 20% or more of the outstanding Common Shares of InterOil, subject to the following exemptions:
(a)	a “Common Share Reduction” (generally, a repurchase or redemption of Common Shares by InterOil which has the effect of increasing the person’s or company’s percentage ownership of InterOil above 20%);
(b)	a “Permitted Bid” acquisition (an acquisition of Common Shares made pursuant to a Permitted Bid or “Competing Permitted Bid”);

(c)	an Exempt Acquisition (an acquisition prior to the date of the Rights Plan or an acquisition in respect of which the Board has waived the application of the Rights Plan); and
(d)	a “Pro Rata Acquisition” (generally, the acquisition of Common Shares pursuant to a rights offering, public offering or private placement to the extent that it does not increase the person’s or company’s proportionate shareholding).
The Rights Plan exempts from the definition of Acquiring Person any person who is the beneficial owner, as defined in the Rights Agreement, of more than 20% of the outstanding Common Shares determined as at the effective date of the Rights Agreement, provided that such person does not after the effective date of the Rights Agreement become the beneficial owner of additional Common Shares constituting 1% or more of the outstanding Common Shares of InterOil, other than pursuant to a Common Share Reduction, Permitted Bid Acquisition, an Exempt Acquisition, and a Pro Rata Acquisition or as compensation for acting as an officer or director of the corporation. Phil Mulacek, the Chairman and Chief Executive Officer of InterOil, holds in excess of 20% of the issued and outstanding Common Shares and his holdings of in excess of 20% of the Common Shares is permitted by such grandfathering provisions.
Beneficial Ownership, Exemptions for Portfolio Managers and Permitted Lock-up Agreements
In determining whether a person or company has become an Acquiring Person, by virtue of being the beneficial owner of at least 20% of the outstanding Common Shares of InterOil, all Common Shares over which the person or company has “beneficial ownership” must be included. A person or company is deemed to beneficially own any Common Shares which are owned by its associates or affiliates or by persons or companies “acting jointly or in concert” with such person or company for the purpose of acquiring Common Shares and any Common Shares which it has the right to vote or the right to acquire within 60 days. Intermediaries that are portfolio managers, fund managers, trust companies, crown agents engaged in the management of investment funds and pension plan and registered plan administrators are not caught simply because they may have the right to vote Common Shares managed by them for others.
A person or company may also be considered to be the beneficial owner of any Common Shares that are subject to a lock-up agreement with it. A lock-up agreement is an arrangement under which a shareholder agrees to tender its Common Shares to a bid (the “Lock-up Bid”) made by that person or company. However, the person or company will not be deemed to be the beneficial owner of Common Shares subject to a lock-up agreement if the holder of such Common Shares has agreed to deposit or tender its Common Shares pursuant to a “Permitted Lock-up Agreement”. In order for a lock-up agreement to constitute a Permitted Lock-up Agreement, certain conditions must be met including, among other things:
(a)	the terms of such agreement must be publicly disclosed and a copy must be made available to the public (including to InterOil);
(b)	the tendering shareholder must be able to withdraw its Common Shares from the Lock-up Bid in order to deposit or tender the Common Shares to another take-over bid or support another transaction where the price or value offered under such other bid is at least 7% higher than the price or value offered under the Lock-up Bid or the number of Common Shares to be purchased under the takeover bid or transaction is at least 7% more than the number proposed to be purchased under the Lock-up Bid; and
(c)	any “break-up” fees payable by the tendering shareholder, can not exceed in the aggregate the greater of the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid and 50% of the amount by which the price or value of the consideration payable under the other take-over bid or transaction exceeds the price or value of the consideration that would have been received under the Lock-up Bid.

Permitted Bids and Competing Permitted Bids
An offeror can avoid causing a Flip-in Event by making a Permitted Bid. To be “permitted”, the bid must:
(a)	be made by way of a take-over bid circular;
(b)	be made to all shareholders of record, other than the offeror, for all or a portion of the Common Shares outstanding and must be open for acceptance for at least 60 days;
(c)	require a minimum deposit of more than 50% of the Common Shares held by “Independent Shareholders” (i.e., generally, shareholders who are not, or are not related to, the Acquiring Person);
(d)	unless the take-over bid is withdrawn, allow the Common Shares to be deposited up to the close of business on the first date on which the deposited Common Shares are taken up or paid for;
(e)	allow the Common Shares deposited pursuant to the take-over bid to be withdrawn until they are taken up and paid for; and
(f)	if the minimum 50% of Common Shares are deposited, the offeror must make a public announcement of that fact and leave the take-over bid open for deposits of Common Shares for at least 10 business days after the announcement.
An offeror can also avoid causing a Flip-in Event by making a “Competing Permitted Bid”. A Competing Permitted Bid is a Permitted Bid made after another permitted bid has been made and before that other permitted bid has expired. However, a Competing Permitted Bid is only required to be left open for the later of (i) 35 days after the date of such bid and (ii) the earliest date on which the Common Shares may be taken up and paid for under the other Permitted Bid that is in existence.
Redemption Rights and Waiver
An offeror can also avoid causing a Flip-in Event by negotiating with the Board and convincing them to allow a take-over bid that is not a Permitted Bid but is made to all holders of Common Shares in a manner acceptable to the Board. In such circumstances the Board can waive the Flip-in Event and deem the take-over bid to be an Exempt Acquisition such that the dilutive effect of the Rights Plan does not come into effect. Any such waiver in respect of a particular take-over bid will also constitute a waiver of any other take-over bid made to all holders of Common Shares during the period when the first take-over bid is outstanding. The Board can also waive the Flip-in Event in certain other circumstances, (e.g., if a person or company has inadvertently become an Acquiring Person and within a specified period of time reduces its shareholdings).
Further, the Rights Plan permits the Board of InterOil to redeem (buy back and cancel) the Rights for a nominal price ($0.00001 per Right) in certain circumstances. The redemption right must generally be made for all and not less than all the Rights and must be made prior to the occurrence of a flip-in event.
Separation Time
The Rights can become separated from the Common Shares to which they are currently attached and then trade separately from the Common Shares. This “Separation Time” will generally only occur on the close of business on the 10th business day after the earlier of:
(a)	the first date of public disclosure of facts indicating that a person or company has become an Acquiring Person;

(b)	the date of commencement or first public announcement of a non-permitted take-over bid; or
(c)	the date on which a Permitted Bid ceases to qualify as a Permitted Bid.
Until and unless the Separation Time occurs, the Rights will continue to be attached to and trade with the Common Shares.
Exercise Price Before Flip-in Event
The exercise price before the Flip-in Event has been set at a high value ($100) relative to the current market value of the Common Shares of InterOil, the effect of which is to render the Rights of little or no value at the time of issue.
Trading of Rights
Until the Separation Time, the Rights will be evidenced by the outstanding certificates for Common Shares and the Rights may be transferred with, and only with, the Common Shares. Until and unless the Separation Time occurs (or earlier termination or expiration of the Rights), the surrender for transfer of a certificate representing Common Shares will also constitute the transfer of the Rights associated with the Common Shares represented by the certificate. If the Separation Time occurs, then, as soon as practicable following the Separation Time separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of Common Shares as of the close of business at the Separation Time and the separate Rights Certificates will thereafter evidence the Rights.
Deemed Redemption
The Rights Plan provides that in the event a person or company acquires Common Shares pursuant to a Permitted Bid or an Exempt Acquisition, the Rights are no longer valid and are deemed to have been redeemed by the Board.

APPENDIX “F”
CORPORATE GOVERNANCE DISCLOSURE
FORM 58-101F1

InterOil Corporation
Disclosure Requirement		Corporate Governance Practices
1. Board of Directors

(a)	Disclose the identity of directors who are independent.	The following directors are independent as that term is defined in Section 1.4 of the Multilateral Instrument 52-110 — Audit Committees and under applicable American Stock Exchange Rules: Dr. Gaylen Byker, Edward Speal and Donald Hansen

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	Phil E. Mulacek and Christian Vinson are executive officers of InterOil and Mr. Grundy is not deemed independent due to his relationship with Breckland Limited, as described under “Interests of Informed Persons in Material Transactions” of the Circular.

(c)	Disclose whether or not a majority of directors is independent. If a majority of directors is not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	Three of our six directors are independent. We believe that the fact that our Audit Committee, Compensation Committee and Nominating and Governance Committee of our Board are all composed entirely of independent directors facilitates the Board’s exercise of independent judgement. In addition to the significant amount of board duties placed on these committees, the independent directors meet in executive session outside of the presence of any of our officers or non-independent directors at least once annually and as required.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	None of our other directors is currently serving on the board of any other publicly-traded corporation.

InterOil Corporation
Disclosure Requirement		Corporate Governance Practices
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	During 2006, our independent directors met three times outside of the presence of management and non-independent directors.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Our Board currently believes that it is better able to perform its oversight functions if our Chief Executive Officer serves as the Chairman of the Board. Dr. Byker serves as our Vice Chairman and acts as our lead independent director. Dr. Byker is responsible for serving as the chairman of meetings of our independent directors.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year	Please refer to Appendix “G” to this Circular.

2. Board Mandate Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.		Please refer to Appendix “H” to this Circular.

InterOil Corporation
Disclosure Requirement		Corporate Governance Practices
3. Position Descriptions

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has approved written position descriptions for the Chairman and the chair of each Board committee.

(b)	Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.	The Board has approved a written position description for the Chief Executive Officer. The position descriptions are reviewed annually by the Nominating and Corporate Governance Committee.

4. Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding:

(i)	the role of the board, its committees and its directors, and	New directors are provided an orientation of our operations in Papua New Guinea and hold meetings with executive officers and existing directors upon joining the Board. In connection with these meetings, new directors are provided with extensive presentations detailing our historical and current operations.

(ii)	the nature and operation of the issuer’s business.	New directors are provided with a copy of all Board and committee mandates and policies, InterOil’s articles and by-laws, pertinent corporate information and other reference materials, and are introduced to senior management and the other directors.

InterOil Corporation
Disclosure Requirement		Corporate Governance Practices
(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors	Due to the experience of our present board members, we do not currently have a formal continuing education program for our directors. However, we will monitor the need for a continuing education program and implement one if it is deemed necessary for our directors to maintain the skills and knowledge necessary to meet their obligations as directors.

5. Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	We have adopted a Code of Ethics and Business Conduct which applies to all of our directors, officers and employees. We have in the past and may in the future enter into transactions and agreements in which officers or directors have a material interest.

(i)	disclose how a person or company may obtain a copy of the code;	Our Code of Ethics and Business Conduct is accessible on our website at www.interoil.com and also SEDAR website located at www.sedar.com. Our employees are all provided a copy of our Code of Ethics and Business Conduct upon joining InterOil.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and		Our management is required to annually acknowledge their understanding of the Code of Ethics and Business Conduct. The Nominating and Corporate Governance Committee of our Board regularly inquires of management as to their knowledge of any violation or waiver of, or any investigation with respect to, the Code of Ethics and Business Conduct.

(iii)    provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
Our Board did not grant any waivers to our Code of Ethics and Business Conduct during 2006 and any such future waivers will be disclosed in the appropriate filings on the SEDAR website located at www.sedar.com.

InterOil Corporation
Disclosure Requirement		Corporate Governance Practices
(b)	Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	In order to ensure that our Board exercises independent judgment in reviewing such transactions, any transaction in which such a material interests exists must be approved by the Audit Committee of our Board which consists entirely of independent directors.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board encourages and promotes a culture of ethical business conduct by expecting each other, all officers and management to act in a manner that exemplifies ethical business conduct. This expectation sets the tone for all employees of InterOil. InterOil makes every effort to ensure that prospective directors, employees and consultants are of good character.

6. Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.	The Board through its Nominating and Corporate Governance Committee considers personal characteristics and core competencies required of Board members when evaluating persons to be nominated for election to the Board, taking into account the composition of the Board as a whole. In addition, the Nominating and Corporate Governance Committee considers a candidate’s qualification as “independent,” as well as a candidate’s depth of experience and availability, the balance of the business interest and experience of the incumbent or nominated directors, and the need for any required expertise on the Board or one of its committees.

InterOil Corporation
Disclosure Requirement		Corporate Governance Practices
In addition to the criteria described above, the Nominating and Corporate Governance Committee may consider other qualifications and attributes which they believe are appropriate in evaluating the ability of an individual to serve as a member of the Board. The Nominating and Corporate Governance Committee’s goal is to assemble a Board that possesses a variety of perspectives and skills derived from high quality business and professional experience. In order to ensure that the Board consists of members with a variety of perspectives and skills, the Nominating and Corporate Governance Committee has not set any minimum qualifications and also considers candidates with appropriate non-business backgrounds. Other than ensuring that at least three members of the Board are financially literate and a majority of the Board members meet applicable independence requirements, the committee does not have any specific skills that it believes are necessary for any individual director to possess.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	All of the members of our Nominating and Corporate Governance Committee are independent.

InterOil Corporation
Disclosure Requirement		Corporate Governance Practices
(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The purpose of the Nominating and Corporate Governance Committee is to:

•  identify and recommend to the Board individuals qualified to be nominated for election to the Board;

•  recommend to the Board the members and Chairperson for each Board committee;

•  periodically review and assess our Code of Ethics and Business Conduct and make recommendations for changes to the Board;

•  review and report to the Board on a periodic basis with regards to matters of corporate governance, including reviews of, and recommendations with regards to, shareholder proposals; and

•  oversee any self-evaluation of the performance of the Board and the annual evaluation of our management.

7. Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Please refer to “Report of Executive Compensation” in the Circular for details of the executive compensation structure and policies.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	All of the members of the Compensation Committee are independent.

InterOil Corporation
Disclosure Requirement	Corporate Governance Practices
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The purpose of the Compensation Committee is to:

   •     discharge the Board’s responsibilities relating to the fair and competitive compensation of our Chief Executive Officer, other executive officers, and directors;

   •     review and approve an annual report on executive compensation for inclusion in our management information circular for our annual meeting of shareholders; and

   •     administer, approve and evaluate our director and officer compensation plans, policies and programs.

The Compensation Committee administers our incentive compensation and stock option and other equity based plans in which the Chief Executive Officer and other executive officers may be participants and recommends to the Board amendments to such plans or adoption of new plans. In connection with administering such plans, the Compensation Committee has the authority to (i) approve option guidelines and the general size of overall grants, (ii) make grants, (iii) interpret the plans, (iv) determine the rules and regulations relating to the plans, (v) modify or cancel existing grants and substitute new grants with the consent of grantees, (vi) designate employees eligible to participate in the plans, and (vii) impose such limitations, restrictions and conditions upon any award as the Compensation Committee deems appropriate and as permitted under the applicable plan.

InterOil Corporation
Disclosure Requirement	Corporate Governance Practices
The Compensation Committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer, evaluates our Chief Executive Officer’s performance in light of those goals and objectives, and determines and approves our Chief Executive Officer’s compensation level based on such evaluation. The CC annually reviews and approves our Chief Executive Officer’s annual base salary, annual bonus, and long-term incentives. In addition, the Compensation Committee annually determines or makes recommendations to the Board with respect to the compensation of all other senior executives. In determining the incentive component of executive compensation, the Compensation Committee considers such factors as our performance relative to our peer group, the officer’s performance in light of our goals and objectives relevant to the officer’s compensation, competitive market data pertaining to compensation at comparable companies, and such other factors as the Compensation Committee deems relevant.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	InterOil did not retain a compensation consultant in 2006.

8. Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Not Applicable.

InterOil Corporation
Disclosure Requirement	Corporate Governance Practices
9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.
InterOil has developed evaluation questionnaire for the evaluation of the performance, skills, specific competency and independence of each director and, to the extent applicable, the Board as a whole and the committees of the Board. Once or more annually, the Board will review and assess the position descriptions of the Chief Executive Officer; the Chief Financial Officer and the chair of the Board and each committee of the Board and annually review the Chief Executive Officer’s and the Chief Financial Officer’s short-term and long-term corporate objectives and performance measurement indicators. The Board will also establish and implement procedures to evaluate the performance and effectiveness of the Board, committees of the Board, individual directors and the chairs of the Board of each committee of the Board.
Copies of position descriptions and mandates noted herein as being available on InterOil’s website at www.interoil.com may also be obtained on request from the Assistant Corporate Secretary at PO Box 6567, Cairns, Queensland, Australia 4870.

APPENDIX “G”
DIRECTORS’ ATTENDANCE RECORDS
The following table sets forth the attendance record of each director for all Board and committee meetings held for the financial year ended December 31, 2006.

		Committees
				Nominating and
	Board	Audit	Compensation	Governance
Number of Meetings Held	14	9	6	1

Number of Meetings Attended
Phil E. Mulacek	14	2	—	—
Christian M. Vinson	14	—	—	—
Roger N. Grundy	10	—	—	—
Gaylen J. Byker	14	9	6	1
Edward Speal	13	9	6	1
Michael Folie(1)	12	8	5	1
Donald R. Hansen(2)	—	—	—	—

Notes:
(1) Dr. Folie resigned as a director effective October 1, 2006.
(2) Mr. Hansen was appointed as a director effective December 29, 2006.

G-1

APPENDIX “H”
CHARTER OF THE BOARD OF DIRECTORS
General Powers of the Board of Directors
          The Board of Directors (the “Board”) of InterOil Corporation (the “Corporation”) has a duty to manage the business and affairs of the Corporation in accordance with the Business Corporations Act (New Brunswick) and the regulations thereunder, and the articles and by-laws of the Corporation. The powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all directors entitled to vote on the resolution.
          The principal responsibility of the Board is to promote the best interests of the Corporation and its shareholders. This responsibility includes: (i) approving fundamental operating, financial and other corporate plans, strategies and objectives; (ii) evaluating the performance of the Corporation and its senior management; (iii) selecting, regularly evaluating and fixing the compensation of executive officers; (iv) adopting policies of corporate governance and conduct, including compliance with stock exchange policies, applicable laws and regulations, financial and other controls; (v) reviewing the process of providing appropriate financial and operational information to the shareholders and the public generally; and (vi) evaluating the overall effectiveness of the Board.
          The Board is responsible for ensuring that the Corporation carries out the strategic vision for the Corporation developed by the Chairperson of the Board and the CEO, and approved by the Board. Historically, the Corporation’s vision has focused on superior growth and accepted a correspondingly increased level of risk. In carrying out its responsibilities, the Board is required to base its decisions on the Corporation’s growth oriented approach to increasing shareholder value, or such other revised strategies as may be adopted by the Chairperson of the Board and the CEO, and approved by the Board.
General Fiduciary Duties
          The Board must act in the best interests of the Corporation and its shareholders generally. Every director of the Corporation in exercising his powers and discharging his duties must:
(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
          Fiduciary duties include, by way of example, the obligation to refrain from voting on contracts where personal financial or other interests conflict with those of the Corporation, using insider information in securities transactions and appropriating a corporate opportunity for personal benefit. Directors must act with such care as would reasonably be expected of a person having the knowledge and experience of the particular director in question.
          Directors should have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each director to ask such questions as may be necessary to satisfy him that he has been supplied with all the necessary information on which to base his decisions. Directors should have a basic understanding of the principal operational and financial objectives, strategies and plans of the Corporation, and the results of operations and financial condition of the Corporation.
          Directors are entitled to rely in good faith on: (i) financial statements of the Corporation which are represented by an officer of the Corporation or in a written report of the auditors of the Corporation as fairly reflecting the financial condition of the Corporation; or (ii) an opinion or report of a lawyer, accountant, engineer, appraiser or other person whose profession lends creditability to a statement made by him.
          In order to fulfill his fiduciary duties to the Corporation and its shareholders, each director should: (i) prepare for and attend all meetings of the Board; (ii) be sufficiently informed about the current and proposed activities of the Corporation; (iii) review the minutes of meetings, including any meeting not attended as well as any resolutions passed or actions taken; (iv) obtain advice from outside or independent advisors and consultants when necessary; (v) consider whether the minutes of the previous meeting of the Board accurately represent the discussions that took place and the resolutions that were passed; and (vi) be attentive to matters arising in respect of the Corporation’s activities.
Conflicts of Interest
          A director who is a party to a material contract or proposed material contract with the Corporation, or who is a director or officer of or has a material interest in any corporation or entity which is a party to a material contract or proposed material contract with the Corporation, must disclose in writing to the Corporation, or request to have entered in the minutes of meetings of directors, the nature and extent of his interest.
          The disclosure required to be made by a director where there is a conflict of interest must be made at the meeting at which a proposed contract is first considered by the Board or, if the director had no interest in a proposed contract at the time of such meeting, at the first meeting of the Board after he acquires an interest. If the director acquires an interest after a contract is made, he must disclose his interest at the first meeting of the Board after acquiring the interest. If a person who has an interest in a contract later becomes a director of the Corporation, he must disclose his interest at the first meeting of the Board after he becomes a director.
          Where a proposed contract is dealt with by a written resolution signed by all directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he acquires the interest.
          A director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:
(a)	an arrangement by way of security for money loaned to or obligations undertaken by him, or by a corporation in which he has an interest, for the benefit of the Corporation or an affiliate;

(b)	a contract relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

(c)	a contract for indemnity or insurance with respect to a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation’s request as a director or officer of a corporation of which the Corporation is or was a shareholder or creditor; or

(d)	a contract with an affiliate of the Corporation. Directors who serve on boards of affiliated corporations are not required to refrain from voting on contracts between the two corporations.
          Any profits or gains realized by a director as a result of his privileged position on the Board must be reimbursed to the Corporation, except in the case of gains resulting from contracts with respect to which he has complied with the obligation to disclose his interest and has refrained from voting.

Mandate and Stewardship of the Corporation
          The Board is responsible for the stewardship of the Corporation and, as part of the overall stewardship responsibility, should assume responsibility (directly or through its committees) for overseeing the following matters:
(a)	the adoption of a strategic planning process;

(b)	the identification of the principal risks of the Corporation’s business and endeavouring to ensure the implementation of appropriate systems to manage those risks;

(c)	succession planning;

(d)	the implementation of a communications policy for the Corporation;

(e)	monitoring the integrity of the Corporation’s internal control and management information systems; and

(f)	overseeing the Corporation’s commitment to social and community responsibility and fostering ethical and responsible decision making by management.
The Board has identified the following core functions:
(a)	choosing the Corporation’s Chief Executive Officer and overseeing his efforts to direct the senior management team in managing the enterprise;

(b)	setting the broad parameters within which the management team operates, including adopting a strategic planning process and approving a strategic direction;

(c)	defining a framework to monitor the management of business opportunities and risks;

(d)	providing direction and advice to the Chief Executive Officer and the management team;

(e)	monitoring and assessing the performance of the Chief Executive Officer; and

(f)	providing information to securityholders and stakeholders about the integrity of the Corporation’s financial performance.
Corporate Opportunity
          A director is precluded from obtaining for himself or diverting to another person or corporation with whom or with which he is associated, either secretly or without the approval of the Corporation, any property or business advantage belonging to the Corporation or with respect to which the Corporation has been in the course of negotiations.
          A director is also precluded from acting in the manner described even after his resignation where the resignation may fairly be considered to have been prompted or influenced by a wish to acquire for himself the opportunity sought by the Corporation, or where it was his position with the Corporation that led to the opportunity.
          In certain circumstances, a director may not use his position as a director to make a profit, even if it was not open to the Corporation to participate in the transaction.

Duty of Independence
          A director must act in the best interests of the Corporation and its shareholders generally and not in the interest of any one shareholder or group of shareholders. In determining whether a particular transaction or course of action is in the best interests of the Corporation, a director, if he is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed him.
Duty of Confidentiality
          Directors of the Corporation have an obligation to maintain the confidentiality of matters discussed at meetings of the Board unless:
(a)	it was clearly understood at the Board meeting that the information was not required to be kept in confidence;

(b)	the director was required or authorized by law to disclose the information; or

(c)	the director was authorized expressly or implicitly by the Board to make disclosure of the information.
Duty Not to Misuse Information or Position
          A director must not misuse his position or make improper use of information acquired by virtue of his position to gain, directly or indirectly, an advantage for himself or any other person or to cause detriment to the Corporation. Directors are insiders of the Corporation and, as such, must not use information about the Corporation to trade in securities or to assist others to trade in securities of the Corporation before the information is available to the public.
Insider Reporting
          Directors are required to report any changes in their direct or indirect beneficial ownership of or control or direction over securities of the Corporation within ten days of the change, or such shorter period as is required by applicable law.
Communication to Shareholders
          The Board must comply with the Corporation’s Disclosure Policy regarding effective communication with its shareholders and the public generally. Directors have a responsibility to have appropriate procedures in place so that accurate, appropriate and timely disclosure is being made to the Corporation’s shareholders and to the public.
Delegation of Authority to Officers and Committees
          The Board may delegate authority and functions to officers and to committees of directors. The Board has the right to appoint officers to perform such duties as are assigned to them by the Board. The persons holding such offices shall also have the powers assigned to them from time to time by the Chief Executive Officer of the Corporation.
          The Board has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The Board has established a charter for each such committee, which includes the committee’s responsibilities, the composition of the committee, various administrative matters, and a position description for the chair of each committee. The Board may establish such other committees as it determines are necessary or beneficial for its management of the business and affairs of the Corporation and the fulfillment of its other responsibilities described in this Charter.
          The following matters are within the sole purview of the Board and may not be delegated by the Board to a committee of directors or to an officer of the Corporation:
(a)	the submission to the shareholders of any question or matter requiring the approval of the shareholders;

(b)	the filling of a vacancy among the directors;

(c)	the issuance of securities, except in the manner and on the terms authorized by the Board;

(d)	the declaration of dividends;

(e)	the purchase, redemption or other acquisition of shares of the Corporation, except in the manner and on the terms authorized by the Board;

(f)	the payment of a commission to any person in consideration of: (i) his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person; or (ii) his procuring or agreeing to procure purchasers for shares of the Corporation;

(g)	the approval of a management proxy circular;

(h)	the approval of any financial statements to be placed before the shareholders at an annual meeting; or

(i)	the adoption, amendment or repealing of any by-laws of the Corporation.
Financial Statements
          The Board has a duty to approve the annual financial statements of the Corporation and to submit the financial statements of the Corporation, and the auditors’ report thereon, for the preceding year to the shareholders at the annual meeting of the shareholders of the Corporation.
          A director is required to forthwith notify both the Audit Committee and the Corporation’s auditors of any error or misstatement of which he becomes aware in the audited financial statements of the Corporation. The Board has a duty to prepare and issue corrected financial statements on being informed of an error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate securities regulatory authorities.
Auditors
          On demand from the Corporation’s auditors, each present and former director of the Corporation has a duty to furnish to the auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of the Corporation or its subsidiaries that he is reasonably able to furnish and which the auditors consider necessary to enable them to report on the annual financial statements.
Shareholder Meetings
          The Board is required to call the annual meeting of the shareholders and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter which requires the approval of shareholders by special resolution.

Matters Requiring Board Approval
The following matters require specific approval of the Board:
(a)	all matters identified in this Charter as falling within the sole purview of the Board;

(b)	the annual budgets (including operating and capital budgets) for the Corporation and any amendments thereto;

(c)	compensation (including options, bonuses and forms of compensation) for executive officers of the Corporation having regard to the recommendations of the Compensation Committee and the Chief Executive Officer;

(d)	expenditures or transactions falling outside the guidelines or operating authorities approved by the Board provided; however, that expenditures described in an approved budget and other expenditures required in an emergency situation (i.e. environmental, health and safety) may be authorized by the CEO;

(e)	the selection of the principal advisors to the Corporation, including banking, legal, engineering and financial;

(f)	the appointment of executive officers of the Corporation;

(g)	the appointment of members to committees of the Board;

(h)	any transaction involving senior management that is outside corporate policy or which, because of the nature of the transaction or the potential for conflict because the parties are not acting at arm’s length should be approved by the Board; and

(i)	major and significant corporate decisions, including any contract, arrangement or transaction, which would reasonably be considered to be material or of such significance as to reasonably warrant consideration by the Board.